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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                                         April 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release, dated July 15, 2008

     Material Change Report, dated July 15, 2008

2.  Notice of Articles (Change of Directors), dated 4/23/2008

3.  Technical Report NI43-101, San Antonio Project, dated 6/30/2008

     Certificate of Qualified Person, Ian Thompson, dated 6/30/2008

     Certificate of Qualified Person, Dave Laudrum, dated 6/30/2008

     Consent of Author, Dave Laudrum, dated 7/8/2008

     Consent of Author, Ian Thompson, dated 7/8/2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Press Release

                                                                                                 July 15, 2008

Pediment Exploration Ltd. Files 43-101 Technical Report

Vancouver, BC – July 14, 2008, Pediment Exploration Ltd. (TSXV:PEZ, OTCBB:PEZFF, Frankfurt:P5E.F) (“Pediment Exploration” or the “Company”) is pleased to announce that further to its news release of June 16, 2008, it has filed on SEDAR the 43-101 Technical Report dated June 30, 2008 for the Company’s 100% owned San Antonio Project.  The Company confirms that there are no material differences in the mineral resource estimates outlined in the June 16, 2008 news release and the Technical Report.  The report was prepared by Derry, Michener, Booth and Wahl Consultants Ltd.  The entire report can be viewed at www.sedar.com.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Material Change Report

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Pediment Exploration Ltd.

Suite 720, 789 West Pender Street

Vancouver, BC  V6C 1H2

Item 2. Date of Material Change

July 15, 2008

Item 3. News Release

The news release was disseminated through Stockwatch on July 15, 2008.

Item 4. Summary of Material Change

Pediment Exploration Ltd. files 43-101 Technical Report.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Pediment Exploration Ltd. (the “Company”) announces that further to its news release of June 16, 2008, it has filed on SEDAR the 43-101 Technical Report dated June 30, 2008 for the Company’s 100% owned San Antonio Project.  The Company confirms that there are no material differences in the mineral resource estimates outlined in the June 16, 2008 news release and the Technical Report.  The report was prepared by Derry, Michener, Booth and Wahl Consultants Ltd.  The entire report can be viewed at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Gary Freeman, President & CEO

Business Telephone:  604.682.4418

Item 9. Date of Report

July 15, 2008

Notice of Articles (Change of Directors) 1

BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
April 23, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 23, 2008 09:21 AM Pacific Time

Incorporation Number: **BC0272413**

Recognition Date: Incorporated on December 23, 1983

NOTICE OF ARTICLES

(Re Notice of Change of Directors)

Name of Company:

PEDIMENT EXPLORATION LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
3000 ROYAL CENTRE, PO BOX 11130
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3R3
CANADA

Delivery Address:
3000 ROYAL CENTRE
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3R3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
3000 ROYAL CENTRE, PO BOX 11130
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3R3
CANADA

Delivery Address:
3000 ROYAL CENTRE
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3R3
CANADA

Page: 1 of 3

Notice of Articles (Change of Directors) 2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Downie, Ewan S.

Mailing Address:
1225 RIVERDALE ROAD
THUNDER BAY ON P7J 1N1
CANADA

Delivery Address:
1225 RIVERDALE ROAD
THUNDER BAY ON P7J 1N1
CANADA

Last Name, First Name, Middle Name:
Audet, Andre

Mailing Address:
1951 MONTCLAIR AVENUE
OTTAWA ON K1W 1H9
CANADA

Delivery Address:
1951 MONTCLAIR AVENUE
OTTAWA ON K1W 1H9
CANADA

Last Name, First Name, Middle Name:
Herdrick, Melvin A.

Mailing Address:
318 HUEPAC,
HERMOSILLO,
SONORA 83103
MEXICO

Delivery Address:
318 HUEPAC,
HERMOSILLO,
SONORA 83103
MEXICO

Last Name, First Name, Middle Name:
Halvorson, Michael H.

Mailing Address:
7828 ROWLAND ROAD
EDMONTON AB T6A 3W1
CANADA

Delivery Address:
7828 ROWLAND ROAD
EDMONTON AB T6A 3W1
CANADA

Last Name, First Name, Middle Name:
FREEMAN, GARY

Last Name, First Name, Middle Name:
Theodoropoulos, Chris

Mailing Address:
#1540 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Delivery Address:
#1540 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Page: 2 of 3

Notice of Articles (Change of Directors) 3

Last Name, First Name, Middle Name:
Millar, Chester

Mailing Address:	**Delivery Address:**
SUITE 15, 1861 BEACH AVE. VANCOUVER BC V6G 1Z1 CANADA	SUITE 15, 1861 BEACH AVE. VANCOUVER BC V6G 1Z1 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Page: 3 of 3

TECHNICAL REPORT AND

MINERAL RESOURCE ESTIMATE

SAN ANTONIO GOLD PROJECT

BAJA CALIFORNIA SUR, MEXICO

FOR

PEDIMENT EXPLORATION LIMITED

as of December 31, 2007

Report Date:  June 30th,  2008

Derry, Michener, Booth & Wahl Consultants Ltd.
Vancouver, BC		Ian S. Thompson, P.Eng.
June 30, 2008
David Laudrum, P.Geo.

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 2

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 3

		Page
LIST OF FIGURES

4.1	Pediment Concessions	10
6.2.1	Las Colinas Drill Hole Locations and IP Results	16
6.2.2	Las Colinas cross-section 38500 N Showing IP response (after RPA section 639500)	17
6.2.3	Los Colinas cross-section 39650 N	18
7.1	Regional Geology San Antonio Gold District	20
7.2	Local and Property Geology	22
8.1	Conceptual Mineralization Model	24
10.4	Trench sampling results	30
11.1	San Antonio Project Drill Map	34
11.4	General Geology Section 39650N	35
14.7	Comparison Chart between Acme Labs and ALS Chemex Geochem. results	41
17.1	Log Normal Histogram of 2 m Composite Data from Los Planes Deposit	48
17.2	Log Normal Histogram of 2 m Composite Data from Las Colinas Deposit	49
17.3	Planes Deposit cross-section 39550N Block Model Showing Gold Grades	55
17.4	Planes Deposit cross-section 39650N Block Model Showing Gold Grades	56
17.5	Planes Deposit cross-section 39750N Block Model Showing Gold Grades	57
17.6	Colinas Deposit cross-section 38400N Block Model Showing Gold Grades	58
17.7	Colinas Deposit cross-section 38500N Block Model Showing Gold Grades	59

LIST OF TABLES

1.1	Inferred Mineral Resource Estimate at December 31, 2007	6
4.1	Mineral Pitalla Properties	11
10.4	Colinas Trench Resampling	29
14.8	Twinned Hole PL07 RC-20 by 08LC DD-10	40
17.1	Average Density determinations for San Antonio Mineralization	50
17.2	Los Planes Deposit Block Model Parameters	50
17.3	Las Colinas Deposit Block Model Parameters	50
17.4	Los Planes Deposit Inferred Mineral Resource Estimate	52
17.5	Las Colinas Deposit Mineral Resource Estimate	53
18.1	Cut-off Grades of Selected Open Pit Heap-leachable gold deposits	61
20.1	Budget for Recommended Exploration and Evaluation Program	64

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	Page

APPENDICES

Appendix 1.		72

List of Drill Hole intersections used in the Mineral Resource Estimates for the Los Planes and Las Colinas Zones.

Appendix 2.		75

Figures:
10.3.1	Apparent Resistivity dipole-dipole data Las Colinas	75
10.3.2	Observed Polarization data from RIP survey	76
10.3.3	Pseudo-section on Geophysical Line 40700N	77
14.2	QA/QC Duplicates Chart	78
14.3.1	Plot for QA/QC Standard SG31	79
14.3.2	Plot for QA/QC Standard OXC58	80
14.3.3	Plot for QA/QC Standard OXD43	81
14.3.4	Plot for QA/QC Standard OXD57	82
14.4	Plot for Blanks	83

Tables:
14.7	Comparison Acme Labs and ALS Chemex Geochem. Results	84

Appendix 3.		88

ALS Laboratory Group M. Ramshaw letter (Feb15/08):
ALS Chemex Quality Issues at Reno Laboratory		88

ALS Laboratory Group S. Armstrong letter (Jan 29/08):
Mexican Operations re Reno Laboratory		90

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 5

1.0 SUMMARY

Derry, Michener, Booth & Wahl Consultants Ltd. (“DMBW”) has prepared this report at the request of PEDIMENT EXPLORATION LIMITED, (“Pediment”) of Vancouver. Pediment are required to file a Technical Report on their San Antonio District gold property in Baja California Sur (“BCS”), Mexico, in compliance with disclosure and reporting requirements set forth in Canadian National Instrument 43-101.

The Qualified Persons responsible for this report are Ian S. Thompson, P.Eng., President of DMBW, and Dave Laudrum, P.Geo. of Ashloo Consultants Ltd., who is responsible for the estimation of resources on the Los Planes and the Las Colinas gold deposits.

The property consists of six exploration concessions staked and 100% owned by Pediment, through its wholly-owned Mexican subsidiary, Compania Minera Pitalla S.A. de C.V; these cover 37,800 hectares (ha), representing an additional 14 km of favourable geological trend.

The SAN ANTONIO PROPERTY is located next to the historic mining town of San Antonio and about 45 km southeast by paved Highway No. 1 from the port city of La Paz. Historic production of about 115,000 ounces of gold was reported from numerous small mines over the period 1862 to 1915.

Echo Bay Exploration Inc. (“EBX”) explored the general property area from 1994 to1997 at the same time that they were exploring the Paredones Amarillos deposit (55.6 MT at 1.05g/t Au), 20 km south. EBX outlined a non-NI 43-101 compliant, historic resource at Las Colinas, using data from 16 holes and 5 trenches. The current Pediment concessions contain this deposit. The deposits on the San Antonio project are classified as “Shear Zone Gold Deposits”. The shear zones are generally within crystalline metamorphic or igneous rock.

Pediment has carried out a program of mapping, prospecting, trenching, soil geochemical and Induced Polarization (IP) surveys from 2005 to 2007 over two main concessions. This has resulted in further in fill drilling at Colinas and the drill-discovery of a new deposit “Los Planes” about 600 m north and on structural trend.

Los Planes was outlined (from June to December 13, 2007) by 75 vertical, Reverse Circulation, 5.5 inch diameter (“RC”) holes, totaling 14,981 m, completed by Layne Christiansen Drilling Co. of Hermosillo.

At Las Colinas a total of 5 east-dipping 5 HQ core holes (823 m), were drilled by Pediment using a Longyear 44 rig, by Diamond Drilling Specialists, of New Mexico.

The main mineralized body is confined to a cataclasite (mylonite) unit, varying from 25-35 m wide at Las Colinas. At Los Planes, several sub parallel cataclasite zones form a broad zone up to 100 m wide. This unit strikes about north-south and dips about 45-50 degrees west in both deposits. The Planes zone is best developed to a vertical depth of about 225m (50m ASL), or 315m down the dip; the Colinas zone to a depth of about 150 m.

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Resources

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to DMBW, using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

Table 1.1

San Antonio Project Inferred Mineral Resource Estimate @ December 31,2007(1,2,3)
DEPOSIT	CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	AU PRODUCT
	g/t Au		T x 10[6]	g/t Au	Ounces x 10[6]
LOS PLANES	0.4 g/t Au	Oxidized	10.54	1.18	0.40
	0.4g/tAu	Sulphide	20.04	1.4	0.90
		Total	30.58	1.32	1.30
LAS COLINAS	0.4 g/t Au	Oxidized	0.37	0.92	0.01
	0.4g/tAu	Sulphide	5.25	0.83	0.14
		Total	5.62	0.83	0.15

(1) It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.

(2)    Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

(3) Numbers may not add up, due to rounding.

(4) ‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models.

For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

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For this initial resource estimate all mineralization at Planes and Colinas has been classified as Inferred. Current drill spacing on individual x-sections often approaches 25 metre centres (down dip), while the spacing between currently drilled x-sections is generally 50 metres (along strike).

Recommended Program and Budget

DMBW recommends a further program of 10,000 metres of infill vertical Reverse Circulation (‘RC’) and Core drilling at Planes in 2008 on a 50 x 50 metre grid to expand the inferred resource base, if possible, as a precursor to closer-spaced drilling. Further IP surveys are also recommended. In addition, as Pediment has noted and DMBW concurs, a Preliminary Economic Assessment (“PEA”) should be undertaken.

The above recommended program is estimated to cost US $1,962,000.

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared to satisfy the obligation of PEDIMENT EXPLORATION LIMITED, (“Pediment”) of Vancouver, to file a Technical Report on their San Antonio District gold property in the Baja Peninsula, Mexico, in compliance with disclosure and reporting requirements set forth in Canadian National Instrument 43-101.

The Qualified Persons responsible for this report are Ian S. Thompson, P.Eng., President of DMBW, and Dave Laudrum, P.Geo. of Ashloo Consultants Ltd., an independent consulting geologist retained by DMBW. Dave Laudrum prepared the Mineral Resource Estimates presented in Section 17 of this report. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson in Section 18.0 of this report. Thompson visited the property, near La Paz, Baja California Sur, and the offices of Pediment’s wholly-owned Mexican subsidiary, Compania Minera Pitalla, S.A. de C.V., located in Hermosillo, Sonora, during the period December 12 to 17, 2007.

The property comprises the currently-explored Los Planes gold deposit, as well as the Las Colinas gold deposit, which is located 600 m to the south and on trend.

The objective of this report is to estimate initial NI 43-101-Compliant Resources for both the new Los Planes deposit and the historic Las Colinas gold deposit. This is the first Qualifying Report on the San Antonio District properties since 2004 and thus covers exploration from 2005 through 2007.

For Los Planes (“Planes”) the data comprises Reverse Circulation (“RC”) drilling data from the Pediment’s drilling program, which began in March, 2007. The resource estimate includes the assay data from those 75 RC holes completed by December 31, 2007. Core drilling was also initiated in late 2007 and geology/assay logs of five holes on Planes completed in January, 2008, were available to aid in correlations.

Pediment has continued the program of exploration RC drilling at Los Planes in 2008, however, any additional geological logs and acceptable assays (having passed the company’s Quality Assurance and Quality Control measures) were not available at the time of writing this report.

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At Las Colinas HQ type Core and Hydro-Winke NQ type core drilling was also undertaken in 2007, prior to the discovery and delineation of Los Planes. The Los Planes discovery was subsequently made by partial completion with the same drill of three core holes and one additional Hydro-Winke drill hole. The balance of the geological and assay data is provided in a digital version of summary logs and complete assays from the 1998 Echo Bay Exploration (EBX) program report.

There are other gold-bearing target areas, such as Fandango and La Virgen, which have been investigated by Pediment Exploration and by a contractor geophysical survey on the property. (See Exploration Section 10)

Unless otherwise stated all units used in this report are metric. Gold assays are reported in grams Au per tonne (g Au/t), or ppm Au, unless ounces are specifically stated. Grades of silver are reported in ppm Ag. Currencies are US Dollars, or Mexican Pesos, as indicated.

3.0 RELIANCE ON OTHER EXPERTS

The authors have relied on the documents listed in the References and the site visit(s) for the information in this report, however, the conclusions and recommendations are ours. We have assumed that all of the information and technical documents listed in the References section of the report are accurate and complete in all material aspects; however, the accuracy and completeness of the data cannot be guaranteed.

Portions of Sections 4.0 to 9.0 are reproduced from an earlier NI 43-101 report by R. Wallis, P.Geo. of Roscoe Postle Associates. (RPA -2004)

Portions of Sections 6.0 and 7.0 are reproduced from an earlier publication of Northwest Mining Association presentation in 1998 by Brown, Reynolds, and Hauck III.

Portions of Section 10.0 are reproduced from an internal exploration report by J.E. Stephens, P.Geo. and by data and commentary by J.Reynolds of Durango Geophysical Operations.

The results and opinions in this report are dependent upon the information provided being current, accurate and complete. No information has been withheld that would impact the conclusions or recommendations made.

DMBW has relied on Cia. Minera Pitalla and Pediment for providing information regarding: current status of legal title, property boundaries, property agreements and environmental matters.

DMBW has examined a document from the Direccion General de Minas listing the Minera Pitalla title document numbers and the concession names, as well as semesters that the concessions have been renewed semi-annually, from inception in 2003 through 2007.

The original concessions covering the explored area were the CIRIO and EMILY concession, which were filed by Pitalla in 2003, and title was subsequently granted by the Mexican Federal

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Government. The agreement between El Dragon LLC and Skinny in 2005 resulted in the full acquisition of Pitalla, including these concessions held by Pitalla.

4.0 PROPERTY DESCRIPTION AND LOCATION

The SAN ANTONIO PROPERTY is located on the Baja Peninsula, Mexico, adjacent to the historic mining town of San Antonio and about 45 km southeast by paved Highway No.1 from the port city of La Paz, population (170,000) and about 160 km north of the resort town of Cabo San Lucas. Good gravel roads traverse most of the project area and a 115 kV power line passes through San Antonio. The road crossing the deposit area is currently being paved with simultaneous installation of 80 kva electric power line.

The property consists of six exploration concessions staked and 100% owned by Pediment, through its wholly-owned Mexican subsidiary, Cia. Minera Pitalla S.A. de C.V., that cover 37,800 hectares (ha) and an additional 14 km of favorable geological trend.

DMBW reviewed the title documents for two of the concessions which indicated that the property taxes have been paid for the current period ending September 30, 2007. On the TRINI concession the license has not yet been received, but DMBW has read the Letters of Application and their receipt by the Mining department. At the current exchange rate of 0.10, the yearly taxes are about US $15,300. The concessions are listed in Table 4.1 and their location relative to La Paz is shown in Figure 4.1.

DMBW observed and photographed a common Discovery Monument for EMILY, CIRIO and TRINI, located at UTM 0597728E; 2638467N (NAD 27 Mexico). This lies next to the main NE-SW gravel road to San Antonio village passing just east of the EMILY concession.

The properties were originally held by Cia. Minera Pitalla. Skinny Technologies Ltd., the predecessor company of Pediment, issued 5,000,000 shares in 2004 to acquire all the outstanding shares of El Dragon Minerals LLC, which company then owned 100% of the issued shares of Cia. Minera Pitalla. Melvin Herdrick, Vice President Exploration and a Director of Pediment, is the majority shareholder in El Dragon. This company owned six properties, five in Sonora and the Las Colinas property in Baja California Sur. Additional bonus shares of Pitalla, totaling 2,500,000, were to be issued to the original shareholders of El Dragon, should a minimum of 1,000,000 ounces of gold be found on three or less of the properties; also one of these properties needed to contain a minimum 500,000 ounces of gold. This agreement is still in effect. There are no underlying royalties according to Pediment.

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Table 4.1. Minera Pitalla Properties

Concession	Title No.	Type	Record Date	Area (ha)	Taxes Pesos/yr
TRINI	229908	Exploration	June 28, 2007 All	34,504.926 Total	139,400
	229909	Exploration
	229910	Exploration
	229911	Exploration
CIRIO	221072	Exploration	Nov. 19, 2003	2,789.9	11,288
EMILY	221074	Exploration	Nov. 19, 2003	518.2	2,096
TOTAL				37,813.03	152,784

The Trini concessions are valid for 50 years, on payment of annual taxes.

5.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

The San Antonio Property is accessed by good gravel and dirt roads which traverse most of the project area. Electrical and telephone service is available easily in most parts of the region. Water is available as developed domestic and irrigation wells, although there is partial restriction of new water well development regulated by Comision Nacional de Agua, the Mexican Federal Government’s water regulation and management agency.

The climate is normally arid and hot, with an average temperature of 23ºC, and average lows of 12ºC and highs of 35ºC. Precipitation averages 170 mm, much of it associated with hurricane systems occurring during the period August and September. Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde. At the time of my visit, the rainy season was just ending and the desert was quite green and thick with vegetation.

Local labour is available in the nearby towns of San Antonio, Los Planes and the much larger city of La Paz. The capital city, La Paz, of Baja California Sur with a population of about 170,000, is serviced by daily flights from the United States and other cities in Mexico. Electric power is readily available with a 115 kV power line passing through San Antonio.

The northern part of the property consists of nearly flat “pediment” gravels and sands which slope away from mountainous areas and all of which incline gently northeastward towards the Sea of Cortez. Several deeper internal basins, now filled, make up part of the flat gravel covered area.

The central part of the property is characterized by rounded hills, “Las Colinas” rising from the pediment with elevations ranging from 200 m to 250 m above sea level (ASL). The southern and western part is more rugged with elevations from 400 m to 600 m ASL.

Electrical and telephone service is available easily in most parts of the region. Water is available as developed domestic and irrigation use with partial restriction of new water well development.

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5.1 Community Consultation

Although land tenure for mineral rights is acquired through the National Government, the local communal farming areas, or “ejidos” own in common the surface rights to the lands near their villages. Pitalla’s social and community efforts in the San Antonio area have been excellent.

Surface access agreements with the Procuraduria Agraria office in Sonora, (paid on an annual basis to the local ejidos) allow for either “low impact” exploration i.e. prospecting, soil and rock sampling and hand trenching, or “transition”, i.e. road building, mechanical trenching, drilling, with higher cash payments. There are two ejidos: the San Antonio ejido and the San Luis ejido.

SAN LUIS – this ejido comprises about 1000 ha of surface rights in the exploration area and is owned mainly by one family group in the NE part of the CIRIO and the adjacent TRINI concession. The San Luis ejido has more extensive irrigation farmed areas southeast of Los Planes pueblo.

SAN ANTONIO – this ejido is a very old farm holding dating from 1919 and comprising 10,846 hectares. This covers the south half of CIRIO; the last anniversary of the Temporary Surface Occupation Permit was November 8, 2007. A total of US $20,000 was paid prior to this date and annual payments are US $16,000; the expiry is November 2009. There are no work commitments and all types of exploration are permitted except mining. Exploration companies are encouraged to use ejido workers whenever possible. Pitalla, accordingly, have hired all staff from these ejidos and have consulted with these local village councils on all aspects of exploration; jobs are relatively high paying for the local communities and are thus sought after.

San Antonio and the nearby villages of El Triunfo, 7 km west, while now farming communities, were important gold and silver producing centers respectively, over the last two centuries and in the past 20 years were again mine exploration focused. There is a strong community interest in the benefits of resuming mining activity. Numerous residents of these two communities continue to be active with small scale gambusino production with limited leaching of gold on ore taken back to the pueblo area.

5.2 Environmental

At this drilling stage there are routine permits required prior to drilling; the maximum disturbed areas per hole are 720 sq.m. for a core hole and 768 sq.m. for an RC hole. The allowance for roads is 7% of the area tested. The relevant authority is NOM (Norma Official Mexicana) and the environmental agency, SEMARNAT, is located in La Paz. The Mexican federal government regulations (NOM 120-ECOL) were gazetted in 1997, 1998 and 2005.

Pitalla reported that overall less than 10% of the area has been disturbed and there are no environmental liabilities arising from previous explorers.

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6.0 MINING HISTORY

6.1 General

Gold and silver mineralization was discovered around 1748 and rapidly began limited small scale production mainly in the Triunfo area and south of San Antonio. Don Manuel del Ocio in 1748 began exploiting veins of Real de Minas de Santa Ana which towns later were named San Antonio and Triunfo. Jesuits and various French historical connections have been reported to be part of this mining history. A long period of inactivity followed until about 1862 when 25 mines were reported as working (CRM Baja California Sur Monograph, 2000). These mines produced steadily until 1895 when due to a large cyclone-hurricane, water problems and prices lead to a steady decline to 1915, after which the district was no longer active. Total production is estimated at over 3580 kg of gold (115,000 oz) and 661 tons of silver (21,250,000 oz Ag), plus lead and zinc. Recent production is high-lighted by Minera Tepmin in the Testera Mine south of San Antonio. Tepmin operated in about 1998-2000 at an intermittent rate of about 50 tons per day with a flotation mill.

Old pits and shallow shafts (artisanal workings) have been noted on the both the CIRIO and EMILY Concessions. The government geological branch, Consejo De Recursos Minerales (CRM), now Servicio Geologico Mexicano, carried out work in the 1970s consisting of mapping, trenching and limited magnetic and Induced Polarization (IP) surveys which covered portions of the Las Colinas gold deposit.

Pitalla report that “Placer gold has been investigated in three areas by CRM where limited gambusino activity has defined accumulations mostly southwest of the Triunfo and San Antonio districts. The three areas are described as belonging to either of two types, alluvial or proluvial. The alluvial is typical gold accumulation by clastic separation in mechanical erosion, while the proluvial involves alluvial deposition with lateritic processes to concentrate further the deposited gold in sediments. The two alluvial deposits are closer to the sources of the gold districts, while the proluvial deposit is further west and covers an area estimated at 80 square km. Grades of both types are indicated to range from very low to over 2 grams per ton.”

Echo Bay Exploration Inc. (EBX) acquired the concession in the mid-1990s at the same time that they were exploring the Paredones Amarillos joint venture, 20 km south. (See Section 8) Information on the EBX exploration program is found in the public documents listed in the Reference section and also on the Company’s website.

EBX carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground electromagnetics, radio metrics and VLF-EM surveys, airborne magnetics, RC drilling and metallurgical studies. The radiometric survey is reported to have indicated an anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization. (Brown, Reynolds, and Hauck III, 1998)

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6.2 Colinas Gold Deposit  replace this with newer ?

Fig.6.2.1) (modified from PRA fig 7) shows the (Colinas) drill hole locations and IP results. Two cross sections, one through the centre of the mineralized body (Section 38,500N) and one to the north (39,600N) illustrating the continuation of the mineralization, are shown as Fig.6.2.2 and 6.2.3.(Figures 9 and 10 RPA) respectively.“

“The cataclasite is a relative conductor compared to the diorite and granodiorite. A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted. The IP survey was run using 100 m dipole spacing on lines spaced 200 m apart. Additional lines to the north were run using 50 m dipoles on 200 m line spacing. Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage. Incomplete results from a soil survey also suggest a continuation of the mineralization to the north. Drill holes SA97- 120 and -123 confirm the extension of the mineralization to the north.”(Brown 1998).

6.3 Historic Estimate 1996-Colinas Deposit

An independent estimate of the Las Colinas deposit was carried out for Echo Bay by a geologist (Kuyper 1996), using the data from 16 holes and 5 trenches. He estimated a “geological gold resource” of 2.74 MT at a grade of 1.0 g/t Au, using a cross-sectional method and extending mineralization a maximum distance of 25 m from the intercept and a maximum sectional width of 50 m. A specific gravity of 2.7 was used. No gold values were cut, as no assays exceeded 34 g/t Au.

Projecting mineralization 50 m up and down-dip and allowing a sectional width of up to 100 m, he estimated a resource of 6.84 MT @ 1.02g/t gold. At EBX’s request he also estimated a incremental resource of 3.76MT @1.01 g/t, by extending the zone a further 200 m down-dip. The total and average of the latter two resources is 10.6MT @ 1.02g/t. This estimate was published by EBX (Brown, 1998) and has been reported in Pediment’s Website under the caption “San Antonio project-Las Colinas deposit”.

The estimates have not been verified by a QP as required by NI 43-101. They are considered historical resources that are not compliant with NI 43-101 and are reported for informational purposes only.

Kuyper noted that “the deposit was open along strike in both directions and down-dip; however, with its low grade and moderately steep dip to the west, the zone would be mineable for only 60 to 80 metres down-dip”.

EBX carried out additional drilling in 1997, primarily to the north of the resource. The data available had been expanded to 31 RC holes totaling 6085.5 m. This drilling intercepted several intersections of mineralization confirming that the mineralized trend continued to the north and included Hole SA 97-112, which eventually became the discovery hole for the Planes deposit (reference Section 10). No further resource estimates were made.

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The EBX geological, assay and survey data were recently compiled in digital format by Pitalla and a current resource estimate, including the 2007 RC and Core drill hole data, is described separately by Dave Laudrum in Section 17.

6.4 Wallis (RPA 2004)

This property was the subject of an independent technical report by Stewart Wallis, P.Geo. of RPA Associates in June 2004. His report, which described all of the properties in Mexico held by Skinny Technologies Inc., the predecessor company of Pediment, included a review of Las Colinas. He did not verify the database but noted that “the EBX interpretation extended the mineralization on most sections no more than100 m from a drill hole intercept”. He also noted that “approximately 15% of the deposit lay on the adjoining Texcalama Concession to the south that was not owned by Pitalla”. (Pitalla report that this ownership has not changed.)

Wallis reported that “The early mining in both districts was focused on oxidized high-sulphide, high-grade gold-silver veins ranging in width of up to 3 m, with strike lengths of nearly 2 km. The Triunfo veins strike north-northeast and possibly converge with the north-south trending San Antonio vein system on the Las Colinas Property north of the currently defined mineralization.”

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598,000 mE
598,500 mE
599,000 mE
2,640,000 mN
2,639,500 mN
2,639,000 mN
2,638,500 mN
N
LOS PLANES AREA
Ln 40,700N
SA97-123
SA97-120
SA97-116
SA97-111
SA97-112
SA97-110
SA97-109
SA97-113
INDUCED POLARIZATION (I.P.)
Miliradians
Very Strong > 40
Strong 30-40
Moderate 20-30
Weak 15-20
Very Weak 10-15
1997 Drill hole
Prior to 1997 Drill hole
Highway
HISTORIC LAS COLINAS RESOURCE AREA
99
SA97-122
107
100
106
102
92
Ln 39,600N
98
SA97-117
101
91
SA97-114
81
97
SA97-115
108
Ln 39,400N
89
82
80
79
47
43
SA97-124
SA97-121
90
0
250
500
metres
PEDIMENT EXPLORATION LIMITED
Fig. 6.2.1
Las Colinas Drill hole location and IP results
DMBW Consultants Ltd
June, 2008

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LOOKING NORTH
W
E
PEDIMENT GRAVELS
PEDIMENT GRAVELS
SA97-123
SA97-120
07PLRC-60
07PLRC-04
07PLRC-01
07PLRC-03
07PLRC-02
07PLRC-14
QUARTZ DIORITE
STOCKWORK
CATACLASITE
22.9m @ 1.15
30.5m @ 1.77
35.1m @ 2.24
6.1m @ 0.88
7.6m @ 0.69
12.2m @ 0.68
12.2m @ 0.73
6m @ 0.72
21.3m @ 0.62
18.3m @ 0.66
16.5m @ 2.02
27.4m @ 2.77
41.1m @ 2.27
18.3m @ 0.71
51m @ 0.72
10.5m @ 0.65
44.19m @ 0.70
9m @ 1.29
18m @ 0.73
10.5m @ 0.65
07PLRC-03 141.12m
07PLRC-02 128.93m
07PLRC-14 98.15m
07PLRC-04 189.89m
07PLRC-01 178.31m
SA97-120 228m
SA97-123 381m
07PLRC-60 341.99m
250 masl
150 masl
50 masl
-50 masl
350
Drillhole Au (ppm)
> 3
1 - 3
0.5 - 1
0.25 - 0.5
0.1 - 0.25
< 0.1
0
50
100
metres
PEDIMENT EXPLORATION LIMITED
DMBW Consultants Ltd
June, 2008

Figure 6.2.3
Los Planes Cross Section
N 2639650 (640700N in RPA)

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7.0 GEOLOGICAL SETTING

7.1  Regional Geology

The crystalline complex west of the La Paz fault which includes the San Antonio district is composed of two separate intrusive complexes hosted in limited schist and gneiss of sedimentary rock origin. These schist and gneissic rocks represent moderate levels of metamorphism prior to the time of mineralization, and prior to the igneous rocks because none of the igneous rocks show similar degrees of dynamic regional metamorphism. The age of the original sedimentary rocks is thought to be Late Paleozoic to Mid Mesozoic.

The hornblende rich intrusive complex ranges in composition from gabbro, quartzdiorite. It intrudes the metamorphic units and locally shows foliation. The coarse grained biotite hornblende quartz diorite is the most common rock type present in the Planes deposit. A similar appearing coarse grained weakly foliated biotite granodiorite is present in the Triunfo district, but may not be part of the same intrusive complex. Hornblende from the hornblende gabbro near Paredones is dated at 129 ma (plus or minus 5) (Brown, et. al 1998). (Refer to Figure 7.1)

Study of the Uvares gold deposit, located between Paredones and Planes-Colinas revealed age dates of hornblende from a tonalite of 137 ma (plus or minus 6) and on diorite of 128 ma (plus or minus 5) (Carrillo-Chavez 1998). He also determined that the batholith cooled at around 100 to 90 ma and the hydrothermal activity had ended by 80 ma. Many radiometric determinations were completed as well as others from the area summarized.

Limited sampling with whole rock major element analysis revealed the biotite granodiorite batholith of Valle Perdido that forms the footwall adjacent to the Paredones gold deposit is of peraluminous composition, having a high alumina content in ratio to the alkali elements. Additional dikes and sills of similar composition near the gold deposits are probably related to that batholith (Herdrick, 1998). The age of the Valle Perdido batholith was radiometric age dated with 91.3 (plus or minus 2.3) from biotite separates.

Age of sericite from the Paredones deposit was also determined by radiometric analyses in two samples with 91.3 ma in one and the second at 79.1 ma. It is expected that the age of gold mineralization through the district is within this same time range, including Los Planes and Las Colinas. Two post mineral andesitic to dacitic dikes are present at Paredones revealed a radiometric determined age of 74.5 ma. (Brown, et. al. 1998)

The close spatial position of the Triunfo and San Antonio districts suggests a possible connection. The two districts host mineralization in the same rock units; however the geochemical signature of the two districts is very different. San Antonio is a gold- mineralized district with gold-silver ratios of 1:1 while Triunfo is silver dominated. The trend of the mineralized shear zones at Triunfo is generally north 20-30 east, and they are similar in character to the San Antonio shear zones. The latter have a persistent north-south strike and even although the shear zones are low-angle, the mineralization appears to end down-dip, and possibly away from high- angle source structures.

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7.2 Local and Property Geology

Mel Herdrick, V.P. Exploration and a director of Pitalla, has provided the following description:

“Geology in and around the gold deposits is determined from the drilling because of sand and gravel pediment cover. The deposits are contained in a large mega shear structure, possibly a Mesozoic age thrust fault dipping about 45 degrees westerly. This mega-shear appears to be regional in extent, with strands and splays that may have been more favourable for mineralization, which coalesce in one zone at Planes. (Figure 7.2)

However the drilling at Planes and Colinas shows the thickness of the shear zone to be more than 200 metres hosted in mid-level intrusive rocks of similar age to the shearing episode. This, and the presence of the structure for 40 km to the south, suggest more likely that the shear zone is a thrust fault related structure. Drilling at Planes has shown a very thick shear zone often with a change from coarse grained biotite-hornblende quartz diorite in the hangingwall to a fine to medium grained biotite granodiorite in the footwall. In the Colinas deposit, diorite to gabbro is found irregularly in both hangingwall and footwall parts of the mega-shear zone. The strike length of the shear zone through both Planes and Colinas is about 3 km, with mapping by Echo Bay indicating extension at least several km more to the south.

Drilling has also revealed that a small northwest trending graben basin, probably Pleistocene age, with true listric faulting drops the northeastern part of the Planes deposit in domino like fault segments to sequentially more than 200 metres deeper to the northeast. Geophysical work consisting of both limited gravity and IP lines has been completed to determine the local extent of deeper parts of this basin. Sediment filling associated with the pediment development of the area consists of mainly sandy gravel produced by weathering breakdown of the local granodiorite and quartz diorite igneous rocks. Possibly this basin is still structurally active dropping in recent time. The top surface of the pediment has numerous scattered cobbles and occasional boulders, which appear to have been moved by erosion from further west, where schist and gneiss are more common. In several geological reports of the region the formal name for this young basin filling is Salada Formation. (Aranda-Gomez and Perez-Venzor, 1989)

Surface oxidation of the sulphide bearing deposits has progressed to about 100 metres in the Planes deposit and about 25-30 metres in the Colinas deposit. It is reported that the Paredones deposit further south has only about 5-10 metres of oxidation. The reason for the depth of oxidation being greater at Planes is probably due to several causes. One is the covering of the deposit by pediment that removed it from active erosion. Much of the oxidized material is very soft due to the leaching of sulphides and probably would have eroded easily if exposed. Second factor in the depth of oxidation is the breakage of the deposit by the young listric faulting episode associated with the graben basin formation. The faulting opened the rock to more oxygen carried by sub-surface waters with a deeper water table flow route developed.”

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594,000 mE
598,000 mE
602,00
2,644,00
2,640,000 mN
2,636,000 mN
2,632,000 mN
2,628,000 mN
2,624,000 mN
N
PEZ
Cirio
PEZ
Trini
LOS PLANES
LAS COLINAS
PEZ Emily
PEZ Triunfo Este
Fracc. 2
PEZ Triunfo Este
Fracc. 1
PEZ Cirio
PEZ
Trini
0
1,000
2,000
metres
Geology Legend
Quaternary Alluvium
Tertiary Diabase
Cretaceous Diorite
Cretaceous Granodiorite
Cretaceous Granite
Pre-Cambrian Granite Gneiss
Vein
Structure

PEDIMENT EXPLORATION LIMITED

Figure 7.2

Local and Property Geology

DMBW Consultants Ltd June, 2008

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8.0 DEPOSIT TYPES

8.1 Los Planes and Las Colinas

The current model for the gold mineralization at Los Planes and Las Colinas is similar to that described at the nearby Paredones Amarillos deposit, 55.6 MMT grading 1.05 g/t Au (Snowden, 2003), and other deposits, including the Mesquite Mine in California (194 MMT grading 0.62 g/t, 2006) and La Herradura, 49.4 MMT, grading 1.06 g/t Au in Sonora, México (Penoles 1998). The latter two are classified as Sonoran Megashear gold deposits. The general description is included in the name, Shear Zone Gold deposits, as used by Gibson et.al. (1996) and Brown et.al. (1998). The shear zones are generally within crystalline metamorphic or igneous rock of moderate to low grade metamorphism. Peraluminous intrusives related to anatectic metamorphic processes are usually important parts of the geology of these deposits. (See Section 9.0 for additional discussion of deposit model).

Wallis (2004) describes it below:

Figure 7 illustrates a conceptual model. The mineralization is associated with both shallow dipping shear zones and high-angle structures that are the probable conduits of mineralization originating from the peraluminous granodiorites which have intruded the basement metamorphic rocks. These mineralizing conduits have deposited precious metal mineralization in shallow dipping shear zones that are occupied by cataclasite and mylonite. Alteration is dominated by sericite with lesser amounts of quartz, sulphides and potassium feldspar. Refer to Fig 8.1

8.2 Paredones Amarillos

An abbreviated description of this gold deposit is taken from the Mine Development Associates (‘MDA’) summary in their feasibility study of Paredones Amarillos in June 2007. The published reserves and resources are:

Reserves: 48,496,000 tonnes @ 1.01gAu/t (cutoff grade 0.38 gAu/t) base case

Resources: 11,498,000 tonnes @1.17gAu/t measured

44,170,000 tonnes @1.02g/Au/t indicated

 5,495,000 tonnes @0.79gAu/t inferred

“The main ore host is a 10 to 80 metre thick, north-east to east-west striking, 15 degrees to 45 degrees, southeast-dipping cataclasite and mylonite unit. Main stage gold mineralization is associated with the cataclasis and mylonitization event. The cataclasite is a dense, competent rock composed of approximately 50% crushed quartz and feldspar fragments in a matrix of sericite and minor chlorite and fine-grained quartz.

In the field, the term cataclasite is used for any tectonized, brecciated, pervasively sericite altered rock, in which no primary intrusive textures are preserved. Though this is technically an alteration description, through usage on the project it has been adopted as the cataclasite description. The hanging wall contact with the cataclasite is generally sharp, but the footwall contact may be gradational over several tens of metres with strongly fractured and sericitized granodiorite grading to fresh granodiorite.

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Gold grade at Paredones Amarillos generally varies directly with the abundance of sulphides. The important sulphides are pyrite, arsenopyrite, pyrrhotite, and minor marcasite and chalcopyrite. However, not all high-sulphide rock carries high gold values.”

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9.0 MINERALIZATION

9.1 Los Planes and Las Colinas

Pitalla have described it in internal memos as:

“Mineralization at Las Colinas and Los Planes is very similar, with the exceptions of the dimensions of the mineralized bodies and level of oxidation. The main mineralized body is confined to a cataclasite unit that varies in width from 25 to 35 metres at Las Colinas. At Los Planes, there are several sub parallel cataclasite zones that together form a broad zone that is up to 100 metres in width. The cataclasite unit has a roughly north-south strike and dips about 45 degrees to the west in both Las Colinas and Los Planes. Coyan et al. (2007) interpreted that cataclasite was a good host for mineralization because of its highly fractured nature, but mineralization is not restricted to the cataclasite. Instead mineralization and alteration occur in many rock types, as long as brittle fractures are present. Typically, the cataclasite contains a zone where sulphides increase with abundance as high as 20%. Pyrite appears more commonly throughout the system; however main mineralization is seen with an increase of arsenopyrite and pyrite in addition to pyrrhotite. Sulphides are present in brittle structures including cracks, faults, joints and micro-fractures. Pyrite lines the walls of many fractures and joints as observed from core and outcrop. Quartz veining is also common (Coyan et al. 2007). The alteration goes from chlorite dominant around the cataclasite and changes to sericite-dominant within the cataclasite unit. Chemically, the system has low silver relative to gold, having Ag/Au ratio of around 0.4. Gold is also accompanied by anomalous As, Cu, and Bi.

Some mineralized zones are believed by Pediment to be controlled by sub-vertical structures. The level of oxidation at Las Colinas extends only a few metres vertically from surface; however oxidation at Los Planes is much deeper, reaching as much as 100 metres from surface.”

Pitalla have recently located and summarized the Colinas drill logs, however there is no specific description in the logs of an oxide zone; except a numeric indicator of the “type of oxidation”, i.e. mineralogy, throughout the entire hole, rather than the degree of oxidation. (See Resources Section 17)

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10.0 EXPLORATION BY PITALLA  2005- 2007

10.1 General

Exploration work in the area started in 2005 with contracting a structural and chemical on site review by Stan Keith of Magmachem Exploration which is quoted from the Magmachem web site as follows:

Sonora-Baja California Mexico Peraluminous Gold Reconnaissance – Minera Pitalla, February 2004 to Present

• Analysis of existing MagmaChem and Minera Pitalla data followed by a field reconnaissance has established the presence of a major cluster of peraluminous pluton related gold deposits associated with trench directed thrusting in southern Baja between La Paz and Cabo San Lucas and in Sonora north and west of Caborca.

• The Baja California cluster has a probable PC1A Mesquite or Muruntau type peraluminous gold (arsenic-thorium) porphyry affinity. Grade-tonne data for analog deposits indicates an excellent potential for giant size open-pittable gold deposits.

• Minera Pitalla has acquired ground and is continuing follow-up on existing targets within their expanded land position(s).

In 2006 Stephens (2007) was contracted to sample trenches and scattered sampling areas and produced an internal report dated March 16, and revised March 15, 2007, by Melvin Herdrick, then Manager of Exploration of Pediment (“Herdrick”), which summarized the San Antonio gold project just prior to the start of drilling in 2007. Stephens supervised soil and rock geochemical surveys in the Emily, and Cirio concessions and resampled four of the Echo Bay Exploration (“EBX”) trenches. In the same period IP and magnetic surveys were undertaken by the geophysical contractor J.Reynolds of Durango Geophysical Operations(DGO).

10.2 Geochemistry

The data is provided as a map, showing point gold content in ppb in soils, grouped in ranges from 0-25 to >100 ppb Au. (Pitalla August 14, 2007). The soil samples were collected mainly in 2007 and the results are not contoured. A total of 3600 samples were collected every 50 m E-W across the trend of the mineralized zones, on lines 200 m apart N-S.; sample depth was 10-30 cm in the B zone of the pediment cover. Soil samples were sent to Jacobs Assay Laboratory in Tucson AZ for 37 element ICP analysis with gold. The last 800 samples on east TRINI were sent to ALS Chemex in Hermosillo for a similar analysis.

Sampling covered all of the CIRIO (which contains the Los Planes and most of the Las Colinas deposits and the El Virgen zone) and the EMILY concession which contains the Fandango zone. For orientation purposes the sampling also covered a small area of adjacent (alien) lands, east of EMILY (Triunfo Este) and south of CIRIO (Minera Exito), which contains the La Colpa zone

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explored by EBX. Sampling was also extended to cover the east and south part of the newer TRINI concession.

Description of results

In general the gold background is 0-25ppb; high background is 50-75 ppb and anomalies at >100ppb. Anomalous gold content ranges from 100-300 ppb Au and >300 ppb, is evident at each of the four zones described below and at other locations and at several other points on TRINI. Two known gold anomalous trends are related to the Las Colinas trend continuing northward, as well as the further east trend from Mina La Colpa also trending northward. A large western zone, called Fandango, shows anomalous gold and a possible related subzone or an extension, the La Virgen zone, also has a broad low level gold anomaly.

Anomalous As, Ag, Pb, Sb, characteristic of the El Triunfo mineralization, occur in a zone with no outcrop, called the 602 anomaly, near the east side of the TRINI concession.

In 2008 the geochemical data will be used to prioritize the various IP chargeability anomalies for further drill testing/trenching.

10.3 Geophysics

This section is extracted from a review of the 2006 and 2007 IP surveys by Reynolds(DGO , 2008); the sections in italics are extracted from Stephens, (2007).

RIP (Reconnaissance Induced Polarization) surveys were carried out in mid-2006 by (DGO) of Durango, CO, under the direct supervision of John Reynolds assisted by (DGO) field geophysical technicians and by trained Pitalla field technicians. Several of the Pitalla field technicians had worked with Reynolds during the EBX generation of IP surveys, 1994 through 1997. More detailed dipole-dipole and pole-dipole array IP surveys were carried out in 2007. Fig. 10.1 & 10.2 eliminated.

2006 “A RIP (reconnaissance induced polarization) survey was done in mid-2006 as noted above to determine if anomalous zones [identified during the late 1990’s by Echo Bay Mexico (EBMx)] continue northward beyond the known areas of mineralization. Results of the RIP survey ([stations are randomly spaced yet cover the aerial extend of the project area]) showed two large polarization anomalous areas which extended off the CIRIO concession north and east. The central RIP anomaly was concluded to probably connect to the Las Colinas deposit area, while the eastern chargeable anomaly was located out east of the concession in the 602,000 east UTM coordinate”.

DMBW have examined a DGO map which shows the RIP anomaly and contoured airborne magnetic data. The airborne magnetic data is part of the EBMx data package acquired during the mid-1990s. The output from the EBMx helicopter DIGHEM, which combined magnetic, electromagnetic, radiometric and VLF-EM data, are available through a data access agreement with EBMx’ successor, Kinross Gold. [These airborne data were subsequently reprocessed by

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Mr. Chris Ludwig, independent geophysical consultant, Denver, Colorado and by Reynolds. Two of the data plots as delivered by Ludwig, Total Field Magnetics and “Radiometric - Anomalous Potassium Component” were also examined by DMBW and an understanding of the relationship was gained, but both maps were omitted to limit the size of the digital file.]

2007 “A geophysical IP dipole-dipole [with limited pole-dipole array data] survey conducted by Durango Geophysics currently totals 16 east west lines, with 100 m dipoles, 3-5 km long lines. Total line distance completed is more than 80 line kilometers. Prior data acquired from the EBX data base is 12 lines with 50 m [and 100] dipoles and about 3 km long IP lines or about 36 line kilometers of lines. There is some overlap of the data, but most of EB[Mx]’ IP was in the Colinas deposit area. (Figures 10.3.1 and 10.3.2) These data sets are defining the gold zones continuation north beneath pediment cover, and providing some verification to match soil geochemical which can be tested by drill targeting later”. The 2007 IP program data expands on the EBMx’ coverage of the Las Colinas and Los Planes zones and this data extends the area of anomalous response significantly. In the Los Planes area, EBMx IP coverage was limited to 50 metre dipoles on lines 200 metres apart. The effective depth of exploration using 50 metre dipoles is probably not greater than 150 metres. The Pediment Exploration 2007 IP program consisted of 100 metre dipole-dipole and a limited amount of 100 metre pole-dipole data on the northern extension of the Los Planes ore deposit. The effective depth of exploration for 100 metres dipole-dipole data possibly exceeds 300 metres while the depth of exploration for the pole-dipole array may reach a depth of 400 metres to 500 metres.

50 metre dipole-dipole data from the EBMx 1997 database on Line 40700N shows a definite polarization anomaly (phase shift data) beneath station 989+00E at the N=3 level, about the 125 metre depth. Refer to Fig 10.3.3

Pediment Exploration 2007 100 metre dipole-dipole data along approximately the same line location UTM NAD 27 – Line 2639800N) shows very similar data patterns but the anomalous responses obviously have a greater depth extent than is displayed in the earlier EBMx 50 metre data set. The shallowest response seen in the Pediment Exploration data is centered under 5987+00E. This corresponds with the EBMx zone located at 989+00E in the figure above. In the Pediment 100m data, the zone is seen at the N=2 level, or about 100+ metres. What is obvious is the greater depth penetration of the 100 m dipoles and there are two separate deeper zones apparent in the Pediment data that were never seen in the EBMx data using the 50 metre dipoles. These additional zones warrant drill testing for additional resource delineation.

The Los Planes zone can be traced in the IP data a distance of 600 metres further north from Line 2639800N, above. An expansion of this IP coverage to investigate the northern extension of Los Planes is warranted, in addition to investigating other possible parallel zones.

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10.4 Rock Chip Sampling and Trenching

In 2006 Pitalla completed a resampling program of four Echo Bay trenches and widespread rock chip sampling over an area 550 m N/S by 700 m E/W. Results are tabulated below; (reference Quick Report Pediment December 10, 2007 by J. Stephens and Figure 10.4) - by Pitalla

“The old trenches were cleaned out, mapped and re-sampled. All trench sampling consisted of chip samples of three meters length along the trench bottom, with the exception of trench LCOT-19 where three 10-meter samples were taken. Trenches LCOT-5 and 12 are located over the outcrop of Echo Bay's previous inferred resource area. Trench LCOT-22 is located 200 meters further east of the resource surface outcrop. Trench LCOT-19 is located almost one kilometer north of and along trend from the resource area. All trenches are oriented east-west, perpendicular to trend of the host thrust zone.” The re-sampling confirmed the gold content of the EBX trenches, as shown below:

Table 10.4

Results by Trench (source Stephens and Pediment website)

Trench Number	Width	Grades
LCOT-5	60 metres	60 metres @1.06 g/t gold, Includes 18 m @ 2.28 g/t gold and,
LCOT-12	60 metres	60 metres @ 0.48 g/t gold, Includes 9 m @ 1.67 g/t gold and,
LCOT-19	30 metres	30 metres @ 0.42 g/t gold, Includes 10 m @ 0.706 g/t gold
LCOT-22	99.6 metres	99.6 m @ 2.3 g/t (uncut) or 99.6 m @ 0.5 g/t (cut to 10 g/t), Includes 9 m @ 1.3 g/t gold, and 3 m @ 69.8 g/t gold (uncut)

10.5 Exploration Fandango and Virgen zones

The western Fandango zone is also marked by anomalous arsenic in soil and to a lesser degree Ag. The Virgen zone is a low level gold anomaly. Peraluminous granodiorite to granite occurs in contact with older granite in a relatively flat contact zone. Although outcrop is limited carbonate alteration and oxidation with limonite is observed indicating oxidized low sulphide content. The structure dips east in contrast to the regional dip. DMBW have not seen these zones.

10.6 Exploration Los Planes

The area is mostly covered by the pediment sediments however a very few small trial pits were reportedly dug in areas of anomalous IP response, heavier sulphide mineralization, or shearing.  Other than LCOT- 19 in 2006, results have not yet been compiled by Pitalla and have been superseded by the drilling.

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598,000 mE
598,500 mE
599,000 mE
2,640,000 mN
2,639,500 mN
2,639,000 mN
2,638,500 mN
DH Legend
1997 Drill hole
Prior to 1997 Drill hole
Highway
Trenches location
and results
N
LOS PLANES
AREA
LCOT-19
30 meters @ 0.42 g/t Au,
Includes 10 m @ 0.706 g/t Au.
PEDIMENT EXPLORATION LIMITED
Fig. 10.4
Los Planes and Las Colinas
Trench sampling location
DMBW Consultants Ltd
June, 2008
LAS COLINAS
AREA
LCOT-12
60 meters @ 0.48 g/t Au,
Includes 9 m @ 1.67 g/t Au and,
6 m @ 1.48 g/t Au.
LCOT-22
99.6 m @ 0.5 g/t (cut to 10 g/t),
Includes 9 m @ 1.3 g/t Au, and
3 m @ 69.8 g/t Au (uncut)
LCOT-5
60 meters @1.06 g/t Au,
Includes 18 m @ 2.28 g/t Au and,
Includes 6 m @ 5.18 g/t Au.
0
250
500
metres

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11.0 DRILLING BY PITALLA

11.1 Los Planes RC Holes

From June 27 to December 13, 2007 a total of 75 Reverse Circulation, 5.5 inch diameter (“RC”) holes, totaling 14,981 m, were drilled at Las Planes by Layne Christiansen Drilling Co. of Hermosillo. Average hole length was 200 metres.

The runner/manager and another driller were Canadians. All helpers were local Mexicans trained on the job. The drilling was supervised by Pedro Teran, B.Sc., (Qualified Person on site), an experienced exploration and mining geologist from Hermosillo, who is the general manager of the San Antonio project. Visual and binocular chip logging was done by Francisco Mugica, B.Sc., a senior geologist who had logged core/chips for Echo Bay at Paredones Amarillos in 1996/7 and also by a Pitalla geologist, Armando Contreras, B.Sc., working under his direction. The database and QA/QC procedures were compiled by Isaac Antuna, M.Sc., a Pitalla Geosciences Engineer.

Figure 11.1 shows the Hole layout in the Drill plan for both Planes and Colinas. It is an orthogonal grid, measuring 800m N-S x 300m E-W, with holes drilled generally, but not exactly, at 50m intervals, both E-W and N-S. The exploration grid is only about 60% completed. (See Recommendations 20)

The mineralized cataclasite zone strikes generally N-S and dip about 45-50 degrees west, thus the vertical RC holes cut a zone length expanded by a factor of 1.4.

Down-hole surveys were carried out for dip and deviation using a Reflex Easy Shot system by the contactor Layne de Mexico. The RC (Core) rig was a truck-mounted Schramm Drill, mobilized from Edmonton to Hermosillo; it could move about easily through the desert scrub terrain on tractor roads made by a local contractor. Pre-numbered drill sites were laid out by Brunton compass and chain, working off the surveyed grid.

All hole collars were surveyed by Mario Alberto Moyron, working from La Paz, in February 2007. Also present was Mr. Charles Skipper, Jr., former Chief Surveyor for Echo Bay Mexico who had previously surveyed the Echo Bay drill hole collars and trenches. They were able to accurately tie the old EBX drill hole locations to the INEGI National Survey monuments near Los Planes, something EBX was unable to do in 1995 to 1997. The map base is NAD 27 and the holes were surveyed by GPS Trimble.

11.2 Los Planes Core Holes

Prior to the main RC program, three, short – 50 East dipping core holes, LCDD – 18, 19, 20 (398.2 m) were drilled by Diamond Drilling Specialists, of Arizona, in May 2007 with the same Longyear 44 drill, to confirm the near surface gold mineralization in the central-north section of the Los Planes zone.

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Holes 19 and 20 were entirely oxidized, but ended short of target depth, due to ground conditions and equipment problems. Hole 18 cut many oxide sections with a 40.22 m core length (119.2-159.4), grading 2.22g/t Au. This was later corroborated by Hole PLRC 62 which cut 57 m (123.4-180.4) @ 3.65 g/t (including 6samples >10g/t).

One short Winke hole, LCW 24, was also drilled 50 m SE of LCDD-19 at 70 E. It cut 17.68 meters of mineralized cataclasite grading 0.55g/t Au.

11.3 Geotechnical Logging

Pitalla report that geotechnical logging was carried out on Planes drill core holes DDH-18, 19 and 20, drilled in May 2007, prior to the geological logging; it included digital photographs, and records of core recovery (REC), rock quality designation (RQD), fracture types, fracture count and frequency, dip of structures, rock strength and weathering alteration index.

11.4 Discussion of Los Planes Results  (Figure 11.4 -see also Sections 7.2 & 9)

The Planes zone lies about 600m north of the Las Colinas zone. It consists of a several sub parallel cataclasite zones that form a broad zone up to 100 meters wide. This unit strikes north-south and dips from 35 degrees to the west near surface, steepening to 50 degrees west at depth. A continuous zone of gold mineralization has been traced for at least 700 metres along strike from Section 40050 N (Hole 07PLRC-41, which cut 1.49g/t Au over 48.76m vertical depth) to 39350N (Hole PLRC 56, which cut 0.69g/t over 6.09m). Cross-Section 39,650 N, showing the first four holes drilled by Pediment and Echo Bay holes SA 97-120& 123, is attached as Figure 11.4.

The oxidized portion (see Section 9 &17) extends from surface (275m asl) to about 65m (210mASL); the sulfide (non-oxide) portion has been tested to about 275m (sea level).  The zone is best developed to a depth of about 225m (+50m asl), or 315m down the dip.

The RC holes were drilled intermittently on 7 N-S tiers (along the strike of the zone) at 50m intervals E-W; the deepest exploratory intercept in the western tier was Hole PLRC 63 which cut 0.62g/t over 36.58m (287.12- 323.70m), or-25m asl.

The five richest intersections were encountered in Hole PLRC -07 (3.69g/tAu over 81.07m), Holes RCPL- 62 (3.65g/tAu over 57.04m), Hole PLRC- 59 (1.66g/tAu over 115.83 m), Hole PLRC -21 (1.57g/t over 109.73m) and Hole PLRC-43 (1.02g/tAu over 135.64 m)

Four of these holes are in a cluster around Section 39800N.

11.5 Las Colinas Core Holes – Resource Base -refer to fig 11.

From February 24 to March 30, 2007, a total of 5 HQ core drill holes, LCDD 9, 11, 12, 13, and 22, totaling 823 m, were drilled using a Longyear 44 rig, by Diamond Drilling Specialists, of New Mexico. The holes were angled east to confirm some of the 1996/1997 EBX RC holes.

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Pitalla reported that “the drilling was successful in intercepting the Colinas ‘Main Zone’ (the Echo Bay historic resource) in holes 9, 11, and 12, returning intersections of 32.93 metres of 1.23g/t gold, 25.1 metres of 1.09g/t gold and 18.3 metres of 1.13g/t gold, respectively.” (Press release May 22, 2007) These lengths are close to the true width as the Colinas zone dips 50 degrees west.

They report that all holes testing the eastern side of the resource area cut several new zones at depth, parallel to the historic resource and that further definition drilling will be done. (Refer to drill plan.)

11.6 Discussion of Las Colinas Results

The core holes have confirmed the 1995-97 Echo Bay gold mineralization and added zone detail on four section lines, along a strike length of 250 m, within the Colinas deposit area; mineralization has now been defined along a strike length of 400m and to an average depth of about 150 m. The footwall of the zone appears to subcrop about 50m east of section 598,400E, the easterly tier. The deepest intercept is about + 70m asl, or approx 225 m below surface. The results are described and discussed, together with the EBX holes, in the context of the resource estimation in Section 17.

11.7 La Colpa Zone Exploration Winke Holes-refer to fig 11.1

This historic zone lies 200 m east of the Las Colinas zone and is not included in the Colinas resource base

From February 11 to May 9, 2007, nine HQ thin-wall (4.7cm/1ft 8 inch-diameter) Hydro-Winke holes, were drilled by Diamond Drilling Specialists. One was drilled at Los Planes (Section 11.3 below) and nine were drilled at the La Colpa Zone, located 200 m east of the Las Colinas zone.

Six of these were short (c. 50 m) vertical holes to test the northeast extension of the La Colpa Zone that had been outlined by EBX.

“Though encouraging gold intersections were encountered, notably 7.32m of 1.68g/t Au in hole LCW-05, and 7.3m of 0.5g/t Au in hole LCW-08, the holes were too shallow to adequately test the zone.” (Pediment press release May 22, 2007)

The three others were drilled east to undercut the old Echo Bay trenches at depths of about 35 m. Two of these, holes LCW-06B and LCW-21, confirmed gold mineralization near surface.

DMBW observed some of the overgrown trenches and several of these monumented 1994-1997- era RC holes, as well as the 2007 Winke- Hole collars.

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PEDIMENT EXPLORATION LIMITED
Fig. 11.1
Los Planes and Las Colinas
Drill hole location
DMBW Consultants Ltd
June, 2008
DH Legend
1997 Drill hole
Prior to 1997 Drill hole
Highway
2007 Pediment RC Drill hole
2007 Pediment Diamond Drill holes
LOS PLANES AREA
LAS COLINAS AREA
598,000 mE
598,500 mE
599,000 mE
2,640,000 mN
2,639,500 mN
2,639,000 mN
2,638,500 mN
N
0
250
500
metres

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598,300 mE
598,400 mE
598,500 mE
598,600 mE
598,700 mE
598,800 mE
598,900 mE
SA97-123
SA97-120
07PLRC-60
07PLRC-04
07PLRC-01
07PLRC-03
07PLRC-02
07PLRC-14
300 mN
200 mN
100 mN
0 mN
07PLRC-02 128.93m
07PLRC-03 141.12m
07PLRC-14 98.15m
07PLRC-01 178.31m
07PLRC-04 189.89m
SA97-120 228m
SA97-123 381m
07PLRC-60 341.99m
Drillhole Legend
Pediment RC Drill
Pediment Diamond Drill
Echo Bay RC Drill
Geology Legend
Felsic Dike
Diorite
Quartz-diorite
Ore body
Foliation
Cataclasism
Shear Zone
Normal Fault
Drillhole Au (ppm)
> 3
1 - 3
0.5 - 1
0.25 - 0.5
0.1 - 0.25
< 0.1
0
50
100
meters
PEDIMENT EXPLORATION LIMITED
Figure 11.4
General Geology Section
2639650 N
DMBW Consultants Ltd
June, 2008

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12.0 SAMPLING METHOD AND APPROACH

12.1 Drilling Procedure

Pre-numbered drill sites were laid out generally on section lines at 50 m intervals N-S by Brunton compass and chain, working off the surveyed grid. RC pipe diameter was 5.5 inch and all rods, casing and core barrels are measured in the Imperial system. Sumps were dug at each site. Cuttings were visually and binocular-logged and sampled in 5 foot (1.52 metre) increments regardless of lithology, alteration, or mineralization.

Chip trays were set up for this sample interval. RC drilling was day shift. On completion of each hole the collar was marked by white PVC pipe encased in a cement marker and the hole plugged and cemented with loose rock; the hole number was inscribed in the cement before hardening; the sump was then backfilled and the site dozer-bladed and restored to normal. DMBW were impressed with the efficiency of the drilling operations.

In the sample recovery process, a cyclone is set up to initially split the material in half using a vertical and a lateral discharge. When normal samples are collected, material from the vertical discharge (50%) is disposed and the side discharge goes through a second splitter to obtain two samples, each representing 25% of the total discharge. These two samples are collected and sealed with plastic pull ties in pre-numbered cloth bags (for wet material) or plastic bags (for dry material). One of the bags is later weighed and stored in large rice sacks in the fenced yard at the Pitalla warehouse as a Duplicate, while the other is weighed and sent to the ALS Chemex preparation laboratory in Hermosillo.

RC pipe diameter is 5.5 inch and all rods, casing and core barrels are measured in the Imperial system. Sumps were dug at each site.

DMBW were impressed with the efficiency of the drilling operations and believe that the samples are representative of mineralization on the San Antonio project.

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13.0 SAMPLE PREPARATION, ANALYSES and SECURITY

13.1 Reverse Circulation Samples

All logging of samples is made in-site by qualified Geologists at the same time that the samples are being collected by the local (San Antonio) trained drill helpers.

All samples are taken by Pitalla staff in a pickup truck at the end of the shift to the central logging facility at San Antonio (about 10 minutes drive) where they are stored under lock and key in a gated and fenced compound (finca) with security guards watching the premises 24 hours per day. The core shack and yard in San Antonio village is rented from the family of one of the staff who acts as a daytime security guard.

The samples are packaged in rice sacks and trucked to the city of La Paz by bonded carrier and then by truck ferry (8 hours) to the Mexican mainland in Sinaloa State. The truck then proceeds to Hermosillo, Sonora (8 hours) and to the ALS Chemex preparation facility. Once prepared, the pulps are forwarded by ALS to the ALS Chemex labs in North Vancouver, Canada where Au content is measured by fire assay with Atomic Absorption finish as well as by aqua regia digestion and ICP analysis to quantify trace elements. When needed, over- range Au analysis (>10 ppm) is made by fire assay and Gravimetric finish.

13.2 Rig Duplicates

In addition, every 30 samples, a rig duplicate sample is obtained from the vertical discharge (50%), then is split and stored as individual samples in the warehouse; the other 50% is split as normal in two 25% samples, which are packed in individual pre-numbered bags to be sent to the lab as duplicate samples.

13.3 Drill Core samples

All sampling is carried out at 1.52 m (5 feet) intervals. Core barrels are 10 feet long. In a few areas of poor recovery, samples are combined into lengths greater than 1.52 m. The 1.52 m sample intervals are not tied to lithology, alteration or structure. Most of the sulphide core is fairly hard and competent and a diamond saw is used to cut the core in half (lengthwise). Fault zones (clay gouge) and other alteration, or small rubble zones are split with a spoon. Oxide core is normally solid clay and is cut in half (lengthwise) using a butcher knife; solid lumps are split with the hammer splitter. Care is taken to keep the saws as clean as possible. One half of the core is put into individual sample bags while the other remaining half is retained in the core boxes and stored on site in San Antonio. The plasticized cardboard core boxes, standard in Mexico, can store four runs of 1.52 m.

Core is washed initially to remove drilling fluids, and then logged and photographed and recovery noted by measuring the net amount received between drillers wooden markers, which are marked in feet and meters.

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The Pitalla personnel who do the cutting are local laborers with varying degrees of technical skills (non-geological), but were trained on site. Assay samples are bagged, tagged and zip-tied in secure bags and then transported to La Paz and to Hermosillo as described above.

13.4 Exploration Rock Samples

Rock and trench samples were collected by qualified Mexican geologists/prospectors with data, including UTM coordinates, lithology and mineralization recorded in field books. Grab, and representative chip samples, are placed in standard plastic rock sample bags, tagged and the locations recorded in a master database. The plastic bags are sealed using plastic pull ties. All samples are taken to the central logging facility at San Antonio. Sample shipment and treatment is as described in 13.1.

13.5 ALS Chemex Protocol

ALS Chemex laboratories in North America are registered to ISO 9001: 2000 for the provision of assay and geochemical analytical services by QMI Quality Registrars.

In addition Chemex’s North Vancouver laboratory has received ISO 17205 accreditation from the Standards Council of Canada under CAN-P-1579 “Guidelines for Accreditation of Minerals Testing Laboratories”. (Reference www.alsglobal.com)

Quality Assurance: Standard specifications for sample preparation are as follows:

• Crushing:  >70% of crushed sample passes through a 2 mm screen

• Ringing:  >85% of the ring pulverized sample passes through a 75 micron screen (Tyler 200 mesh)

• Samples received as pulps:  >80% of the sample passes through a 75 micron screen

13.6 Conclusions

In the opinion of DMBW the sample preparation, security practices and analytical procedures employed by Pitalla, with exception of the lack of check assays, meet industry norms.

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14.0 DATA VERIFICATION

14.1 Introduction

Due to the nature of RC sampling, one control sample (i.e. Duplicate, Standard or Blank) is systematically and alternately inserted every 10 samples by the exploration geologists.

The sequence is: every tenth rig sample, (i.e. 15.2 m,) – Standard, every twentieth sample (30.4 m) – Blank, every thirtieth sample (45.6m) – Duplicate, every fortieth sample (60.8m.) – Standard, etc. This sequence is repeated continuously from surface collar to the end of each hole. Thus each mineralized interval, normally >30 m, is backed up by 2 to 3 of these QC checks. In the case of deep holes there is normally a thick barren section near surface, so that it is possible that some of this material can be set aside for assaying at a later date, thus reducing assay and reference material costs.

As mentioned before, duplicates are obtained using the two 25% samples from the lateral discharge of the drill, and packed in two pre-numbered plastic bags.

In general, the reference material (i.e. Standards and Blanks) consist of pulverized material obtained from “RockLabs Limited” in New Zealand. Standards utilized within the reverse circulation sampling consist of Sulphide and Oxide materials with different certified Au content values.

After Geochemistry results are generated and certified by ALS Chemex, a statistical and/or graphic QA/QC analyses are applied to all control samples as shown below.

14.2 Duplicates

Duplicate samples are evaluated by the Spearman Rank’s correlation coefficient (R2), which considers differences in Au-values sorting-ranks and is calculated to assure a good positive-correlation represented by the proximity of R2 to 1. As shown in the scatter plot the Spearman rank of 0.953 shows excellent correlation (Fig. 14.2).

14.3 Standards

Certificates of results for all reference material are issued by RockLabs, these documents contain mainly the mean Au values and the Standard Deviation for each standard they manufacture, and this information is taken into account to establish the tolerance limits which determine if a re-assay is required.

Reference material’s results that Pitalla receives from ALS Chemex are graphically analyzed as part of the QA/QC procedures.

The RockLabs standards that have been used in the current drilling program are one sulphide-type with code SG31, a mean Au value of 0.996 ppm and a standard deviation of 0.028 ppm; as well as three oxide-type materials with codes OxC58, OxD43, and OxD57, and mean Au values

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of 0.201, 0.401, and 0.413 ppm, respectively. It is apparent that many standard assays reported below the mean down to M+ 2SD and down to M+SD.

Refer to Scatter Plots for QA/QC Standards: Figures 14.3.1, 14.3.2, 14.3.3, 14.3.4 .Appendix

14.4 Blanks

Blank material obtained from RockLabs and the corresponding results that Pitalla receives from ALS Chemex are also graphically analyzed.

Pitalla’s QA/QC procedures establish a maximum limit of 0.015 ppm Au content to consider a blank sample analysis within range, anything above that value would trigger a re-analysis request to ALS Chemex. A total of 11 samples were accordingly re-assayed and found to lie within the tolerance limit. (Refer to Figure 14.4 in-appendix)

14.5 Requested Re-assays

A total of 155 samples from 17 RC holes were re-assayed as a result of unacceptable variations beyond the limits described in Section 14.2, 14.3, and 14, above. All passed.

14.6 ALS Chemex Reno, Nevada Assay Lab

From November 7, 2007 to January 3, 2008, sample pulps from the Chemex Hermosillo prep lab were air freighted to the ALS Chemex assay laboratory in Reno. This was done to speed up assay turn around since the Vancouver facility was seriously over-booked. This practice was discontinued immediately following this date, as the assays from the Reno lab were found to be consistently 10% lower in Au grade than the assays from Vancouver. Samples from a total of 18 holes were sent. Upon Minera Pitalla identifying this problem the samples pulps were redirected to Vancouver. Chemex have resolved this problem and those pulp assays meeting the QA/QC protocols are now included in the final data base.

None of the Reno lab samples are included. (See review prepared by Minera Pitalla as Appendix 3)

14.7 Laboratory Cross Check Samples

Check samples were not taken during the 2007 drilling program to date; the lack of same does not detract from this first resource estimation, in the opinion of DMBW.

At DMBW’s recommendation a catch-up lot of 10 mineralized intervals from previously assayed holes were recently sent by bonded carrier to the Chemex Hermosillo lab with instructions to forward the reject pulp, including control samples, blanks, standards and duplicates to the ACME Preparation lab in Guadalajara, Jalisco. In future about 2% of mineralized zone samples should be routinely sent to ACME.

As shown in table 14.7 (appendix), all samples passed QA QC satisfactorily. A graph of these results is shown in Figure 14.4.

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14.8 Twinned Holes

Upon the recommendations of DMBW, the program was started in December and to year end vertical RC hole PL07-RC 20 had been twinned by vertical core hole 08LCDD-10, with the following results

Table 14.8 Twinned hole PL07 RC-20

RC20 chips	From	To	Metres	Au ppm	DD10 core	From	To	Metres	Au ppm
	20.4	79.9	59.5	1.92		30.6	94.0	63.4	1.51
GT 20				114.2	GT10				95.7
	87.5	172.8	85.3	1.37		102.0	185.0	83.0	1.98
GT20				116.8	GT 10				164.3

The cored hole was offset about 5 m and the intersections are about 10 m deeper, however the average grade-thickness products in the lower intercept are too variable.

A total of 5 more RC holes were twinned in 2008 by core holes; assays are not available for the data base but the geology and mineralization have been used to verify zone continuity.

When this data is available a more informed opinion can be made. (See Section 17)

14.9 Conclusion

The data verification measures observed by DMBW meet industry norms and there are no factors that would limit the use of such data.

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15.0 ADJACENT PROPERTIES

The TEXCALAMA Concession that adjoins the Pediment concessions to the south, shown on Figure 4.1 contains a small uncalculated portion of the Las Colinas historic resource and the historic Mina La Colpa Deposit, lying about 200 m east. This was formerly known as El Mirador (2.96MT @ 1.45g/tAu) and was re-discovered by Echo Bay in the 1990s; Pitalla have explored its northern extension since. (Section 11) The company holder, Exploracion Minera El Exito, is inactive.

This company also holds the EL EXITO concession which adjoins EMILY and TEXCALAMA. The LA TRINCHERA concession to the north is held by J. M. Deword and is also inactive; data is not available.

Two other inactive small concessions, TRIUNFO ESTE and TRIUNFO OESTE are adjacent to TRINI. There is no record of exploration work on these other concessions.

To the west of EMILY a large concession is held by The Mexican Geological Survey (SGM) and called El Triunfo. It contains a concession area called UVARES, and is the site of a small gold deposit with a historic resource of 1.82MT @ 1.81g/tAu. (Echo Bay 1997) Essentially, Minera Pitalla has been the sole company actually conducting recent exploration in the district.

The above noted gold-sulphide deposits are hosted by cataclasite rocks and are oxidized to shallow depths; they were explored by EBX in the late 1990s to serve as potential satellite feed to Paredones Amarillos. The information comprises some drill sections and historic resource calculations. DMBW has been unable to verify the information and the information is not necessarily indicative of mineralization on the properties, which are the subject of this technical report.

The above estimates have not been verified by a QP, as required by NI 43-101. They are considered as historical resources that are not compliant with NI 43-101 and are reported for informational purposes only.

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16.0 MINERAL PROCESSING & METALLURGICAL TESTING

Metallurgical test work was carried out on Las Colinas by D. R. Shaw of the Colorado Minerals Research Institute, (CMRI, 1997). Two composite samples of RC drill cuttings, grading 1.07 and 1.6 g/t Au respectively, were found to contain pyrite with minor pyrrhotite, arsenopyrite and other sulphides, along with very fine-grained gold. In that study gold bottle leach recoveries of four composites varied from 48.2% to 62.6% and it is reported by Pitalla that these entirely sulphide samples with minor oxidation; they were taken from Holes SA 96-91and SA 96-102, and from depths of 120-160 m. CMRI concluded that “the incomplete gold dissolutions in these tests reflected the relatively coarse particle size of the as-received cuttings materials”. “Sodium cyanide consumptions were reasonable at approximately 1 kg/t, as were lime requirements, which were approximately 3 to 4 kg/t.”

CMRI reported that “fine grinding would be required to achieve high gold recoveries” and that “core samples would be the most reliable material for future work especially in respect of confirming the grinding and liberation requirements”.

The samples responded well to flotation and cyanidation of the reground concentrate indicated 98% to 99% recovery of the gold. Sodium cyanide consumption was high at 2.7 to 2.8 kg/t of ore because of the presence of copper sulphides and pyrrhotite in the concentrate. Further testing was recommended.

Following DMBW’s recommendation in 2007, Pediment has recently sent nine composited samples from reverse-circulation drilling samples to SGS Minerals Services in Durango, Mexico. The composites were chosen to represent high, medium and low grade for each of the ore zones at Planes: oxide, mixed oxide-sulphide and sulphide.

A total of 44 samples were sent for oxide, 32 for mixed and 23 for sulphide. Results are not yet available.

For subsequent metallurgical and scoping studies bottle roll tests should be done using whole (metallurgical) core. (See Section 20)

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17.0 MINERAL RESOURCE AND RESERVE ESTIMATES

17.1 Historic Mineral Resource Estimate

An independent estimate of mineralized material defined at Las Colinas was carried out for Echo Bay Mines by a Qualified Person (Kuyper, 1996) before the implementation of National Instrument 43-101 reporting standards. A specific gravity of 2.7 was used. No gold values were cut as no assays exceeded 34 g/t Au. Currently available information suggests that Kuyper/Echo Bay had not surveyed the drill hole collar locations at the time of this estimation exercise and that they used hole locations rounded to the nearest 50 m. Based on data from 16 holes and five trenches Kuyper’s estimate of the mineralized material present was 6.84 MT at a grade of 1.02 g/t Au using a cross-sectional method and extending mineralization a maximum distance of 50 m from each intercept. Kuyper noted that approximately 15% of this mineralization occurred on the adjoining Texcalama Concession to the south that was not owned by Pediment.

The Echo Bay estimate is considered a Historical Resource that is not compliant with NI 43-101 and is reported for informational purposes only.

Echo Bay carried out additional drilling in 1997, primarily to the north of the resource estimated by Kuyper in 1996. This drilling intercepted several mineralized intervals which suggested that the mineralized trend was open to the north.

17.2 Current Mineral Resource Estimates

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (‘Planes’) and Las Colinas (‘Colinas’) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to DMBW, using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic parameters produced by Ian Thompson of DMBW in Section 18.

The resource estimate contains all assay data which had been received and passed Pediment’s QA/QC procedures as of December 2007. Similar estimation methodologies were used for both the Los Planes and Las Colinas deposits.

Based on the parameters described in this report DMBW has estimated an Inferred Mineral Resource for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

17.3 Geological Interpretation

A key component of the resource estimation process is the construction of three-dimensional (‘3D’) models of the mineralized domains which correspond to the detailed geological interpretation of the deposit. Domains are required in order to group geologically and statistically

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similar, and spatially continuous, areas of the deposit for modeling and estimation so that the assay data informs the appropriate areas of the model.

Geological modelling is an evolving process and further refinement of the models is expected as new data and new interpretations are incorporated. Nevertheless, at the current level of exploration DMBW believe that Pediment has developed an appropriate geological interpretation for estimation of mineral resources at both Planes and Colinas. There are well defined geological and grade domains with good vertical and lateral continuity and these domains were used as hard boundaries when interpolating grades into the block models.

17.3.1 Planes Geological Model

For the Planes deposit Pediment provided DMBW with a partial set of cross sections showing its interpretation of the zone geometry. Based on that interpretation DMBW digitized ‘polylines’ of the mineralized domains in Gemcom,  on cross-sections oriented east-west and spaced 25 m apart. The resulting polylines were then linked and formed into 3D solids (‘wireframes’) of the mineralized domains. Copies of the polylines, the 3D solids, and a list of the ‘from and to’ drill intercepts captured in these 3D solids were then sent to Pediment’s geologists in order for them to confirm that the geological interpretation was appropriate.

At Planes the boundaries of 2 mineralized zones have been modeled, based on assay composite grades > 0.3 g/t Au and on the presence of the cataclasite zone. The two sub-parallel zones strike north-northeast and both zones dip approximately -35º to the west near surface with dips steepening to -50º at depth. ‘Zone A’ is the larger and deeper zone and ‘Zone B’ overlies it. To date mineralization has been defined along approximately 800 m of strike length at Planes. There is generally good correlation between anomalous Au grades in composites and the logged cataclastite unit.

There are a number of holes where Au grades in the hole (as well as Au grades and geology of surrounding holes) show the zone coming through but cataclastite was not logged. This is not unusual given that logging of structural intensity can be quite subjective, and is particularly challenging when logging RC holes. Consideration should be given to re-logging some of these holes when time permits.

The current models incorporate several intervals of material with low or no grade where it was not considered practical to break that material out.

17.3.2 Colinas Geological Model

For the Colinas deposit Pediment provided DMBW with a report from a historic estimate of mineralized material carried out for Echo Bay in 1996 (see section 17.1 of this report). The Echo Bay report contained 8" x 10" summary x-sections showing the geological model for Colinas.

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Based on the Echo Bay interpretation, and using a 0.3 g/t Au composite cut-off, DMBW created 3D solids of the zone using the methodology as described above for Planes. These 3D solids were then sent to Pediment’s geologists in order for them to confirm that the geological interpretation was appropriate.

Mineralization at Colinas occurs in a north-northeast striking zone which dips -50º to the west. To date mineralization has been defined along approximately 400 m strike length at Colinas. The southern portion of that strike length extends onto concessions not held by Pediment, however only that portion of the Colinas resource occurring on concessions held by Pediment is reported in this report.

17.3.3 Modelled surfaces

A 3D topographic surface was created by gridding the coordinates of the drillhole collars.

A 3D surface representing the base of the overburden was created by gridding the base of the overburden unit as identified in the drill logs.

A 3D surface representing the base of the rocks affected by oxidation was created by gridding the base of the lowest point where rocks have consistently been affected by surface oxidation in each of the drill logs. This 3D surface represents the base of all logged oxidation (including weak, moderate, and strong intensities) as it was not practical to break out finer divisions based on the available data.

The Colinas Deposit straddles the southern boundary of the concessions held by Pediment. For the current Mineral Resource Estimate the deposit was clipped by a vertical boundary constructed between the corners of Pediment’s Concession located at 596544E 2628303N and 599738E 2638324N. Only that portion of the Colinas resource occurring on concessions held by Pediment is reported in this report.

17.4 Drill Hole Database

DMBW received drill hole data from Pediment in MS Excel spreadsheets of the collar, survey, geology, and assay data. In addition separate spreadsheets were provided which contained QA/QC assays for blanks, standards, and duplicate assays for Planes.

Additional files provided to DMBW contained digital copies of drill logs and assay certificates for both Pediment and Colinas holes, including the Echo Bay holes. No significant errors were found with respect to assay documentation and database entry.

Geological information in the database is entered as numerical codes for alteration, mineralogy, oxidation, lithology, sulphide content, and zone (structure) type. Pediment and Echo Bay used different systems of numeric codes for these items, and the codes in the Echo Bay holes in the current database have not been converted. Pediment is aware of this discrepancy with the database coding and the issue is being corrected.

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The database contained data on drill holes completed on the project prior to January 2008.

Surface assays from rock chip sampling of outcrops and trenches were not incorporated into the assay database for the current resource estimate.

The total San Antonio drillhole database used for the current resource estimates contains 14609 assay samples collected from 124 drill holes.

To ensure equal support in geostatistical analysis and resource estimation the assay data within the modelled domains were composited to fixed 2.0 m lengths. A composite length of 2 m was selected for both Los Planes and Colinas as being appropriate for the currently modelled domain geometry.

The composites were generated by starting the zero metre length count at the upper edge of each mineralized interval; some fractional composites which are less than 2.0 m in length are retained at the lower edge of some intervals. The compositing process was carried out separately for samples within each modeled domain so that no composites cross the boundary between mineralized and non-mineralized domains.

The 3D model of the 2 mineralized domains at Planes are intersected by 73 drill holes including five Echo Bay RC holes drilled in 1997, four Pediment Diamond Drill holes completed in March 2007, and 64 Pediment RC holes completed in December 2007. Selecting only those samples which fall within the model of the mineralized zones A and B at Planes, and then compositing the selected samples to regular 2 metre intervals resulted in 2450 2 m composites which fall within the two Planes mineralized zones. The composites have a weighted average grade of 1.2034 g/t Au. The weighted average of the raw assays (prior to compositing) which fall within the models of the Planes mineralized zones is 1.2056 g/t Au.

The 3D model of the mineralized zone at Colinas is intersected by 19 drill holes including 14 Echo Bay RC holes drilled in 1996-97, and five Pediment DDH holes drilled in 2007. Selecting only those assay samples which fall within the model of the mineralized zone at Colinas, and then compositing the selected samples to regular two metre intervals resulted in 318 2 m composites with a weighted average grade of 0.8688 g/t Au. The weighted average grade of the raw assays (prior to compositing) which fall within the model of the Colinas mineralized zone is 0.8683 g/t Au.

17.5 Sample Population

The graph below shows the log normal distribution of grades based on the 2450 composites occurring in the modeled zones (zone A and B combined) for Planes. The histogram displays a uni-modal lognormal distribution of gold grades, indicating a single population of samples.

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Figure 17.1

Log Normal Histogram of 2 m Composite data from Los Planes Deposit

The graph below shows the log normal distribution of grades based on the 318 2 m composites occurring in the modeled zone at Colinas. The histogram displays a generally uni-modal lognormal distribution of gold grades, indicating a single population of samples.

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Figure 17.2

Log Normal Histogram of 2 m Composite data from Las Colinas Deposit

17.6 High-Grade Assay Capping

The assay populations within the mineralized domains were examined to determine whether the distribution of grades contains erratic high grade values which could have a disproportionate influence in the estimation of the average grade of the deposit, ie: whether the deposit is “nuggety”. A common practice with nuggety gold deposits is to cap any identified erratic high grades by resetting all values above a certain threshold value to the threshold value.

For the raw (uncomposited) assay samples in the Planes database a total of four samples returned assay grades > 30 g/t Au (with the highest being 41.8 g/t) and a total of 39 samples grade > 10 g/t Au. Although the four assay samples grading greater than 30 g/t were capped at 30 g/t prior to calculating composites, in line with common industry practice, it was noted that with the Los Planes database this capping to 30 g/t did not have a measurable effect on the overall resource.

For the raw (uncomposited) assay samples in the Colinas database a total of 23 samples returned assay grades > 2.0 g/t Au (with the highest being 5.71 g/t). No assay capping was applied to the Colinas assays prior to compositing.

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17.7 Bulk Density

Pediment contracted a local engineering company, Oestec de Mexico, to carry out bulk density (specific gravity) measurements on intervals of diamond drill core or half-core. Pediment provided DMBW with Excel spreadsheets of the density measurements for each of the Los Planes and Colinas Zones. A total of 72 density measurements were carried out on samples of mineralized core from within the modelled zones/domains.

The following density values were used for resource estimation for both Planes and Colinas:

Table 17.1

Average Density determinations for San Antonio mineralization

Zone Type	Density (SG)	Number of Measurements
Sulphide Mineralization	2.7	35
Oxide Mineralization	2.6	37

17.8 Block Models

Separate block models were defined to cover the mineralization at Planes and Colinas. The blocks model limits are defined by the parameters in the following tables:

Table 17.2

Los Planes Deposit Block Model Parameters

PLANES MODEL	Model Origin[1]	Number of Blocks	Block Size (m)
Easting	598200	160 columns	5
Northing	2638800	300 rows	5
Elevation	300 (m)	100 levels	5

Table 17.3

Las Colinas Deposit Block Model Parameters

COLINAS MODEL	Model Origin[1]	Number of Blocks	Block Size (m)
Easting	598000	150 columns	5
Northing	2638100	175 rows	5
Elevation	300 (m)	100 levels	5

1 The convention used in Gemcom, and duplicated here, is to define the block model origin by specifying the Minimum X and Y coordinates and the Maximum Z coordinates of the outside corner of the block which sits at the origin.

There was no rotation of either of the block models, all blocks are oriented east-west and are vertical.

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17.9 Grade Interpolation

Grades were interpolated into blocks by the method of Ordinary Kriging.

Modeled 3D domains were used as hard boundaries to constrain the interpolation of grades. Only composites in a particular domain were considered when interpolating grade into blocks in that same domain.

Gemcom determines the percentage of a block falling within a particular domain by the method of needling. For both Planes and Colinas a needling integration level of three was used so that nine equally spaced vertical needles pierce each block.

Search ellipse and variogram ranges were determined by Variography using Sage 2001 software from Issacs & Co. Similar interpolation methodology and search ellipse/variogram ranges were used for both Planes and Colinas. Search ellipse distances used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

17.10 Resource Classification

For this initial resource estimate all mineralization at Planes and Colinas has been classified as Inferred.

At the current level of drilling there are well defined geological and grade domains with good vertical and lateral continuity and these domains were used as hard boundaries when interpolating grades into the block models.

Current drill spacing on individual x-sections often approaches 25 metre centres (down dip), while the spacing between currently drilled x-sections is generally 50 metres (along strike).

Pediment has noted, and DMBW concurs, that the next major step in the development of the San Antonio project should be a Preliminary Economic Assessment (“PEA”) to further assess the economic viability of the deposits. And that depending of the results of that PEA, that a program of additional drilling on 25 metre sections may be warranted, with the goal of increasing confidence in geological and grade continuity in order to upgrade portions of the resource to higher resource categories.

17.11 Results Of Mineral Resource Estimates

Based on the parameters described in this report DMBW has estimated an Inferred Mineral Resource for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

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Table 17.4

Los Planes Deposit Inferred Mineral Resource Estimate(1)(2)(3)

Los Planes Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	AU PRODUCT
g/t Au		T x 10[6]	g/t Au	Ounces x 10[6]
0.3 g/t Au	Oxidized	11.30	1.12	0.41
	Sulphide	20.97	1.35	0.91
	Total	32.27	1.27	1.32
0.4 g/t Au	Oxidized	10.54	1.18	0.40
	Sulphide	20.04	1.40	0.90
	Total	30.58	1.32	1.30
0.5 g/t Au	Oxidized	9.60	1.25	0.39
	Sulphide	18.55	1.48	0.88
	Total	28.15	1.40	1.26
0.7 g/t Au	Oxidized	7.31	1.45	0.34
	Sulphide	14.86	1.69	0.81
	Total	22.17	1.61	1.15
1.0 g/t Au	Oxidized	4.67	1.80	0.27
	Sulphide	10.33	2.07	0.69
	Total	14.99	1.99	0.96
1.5 g/t Au	Oxidized	2.23	2.44	0.17
	Sulphide	5.51	2.81	0.50
	Total	7.73	2.70	0.67

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Table 17.5
                       Las Colinas Deposit Mineral Resource Estimate(1)(2)(3)

Las Colinas Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	AU PRODUCT
g/t Au		T x 10[6]	g/t Au	Ounces x 10[6]
0.3 g/t Au	Oxidized	0.38	0.90	0.011
	Sulphide	5.39	0.81	0.141
	Total	5.77	0.82	0.152
0.4 g/t Au	Oxidized	0.37	0.92	0.011
	Sulphide	5.25	0.83	0.139
	Total	5.62	0.83	0.150
0.5 g/t Au	Oxidized	0.36	0.94	0.011
	Sulphide	4.77	0.86	0.132
	Total	5.13	0.87	0.143
0.7 g/t Au	Oxidized	0.27	1.03	0.009
	Sulphide	3.46	0.96	0.107
	Total	3.73	0.97	0.116
1.0 g/t Au	Oxidized	0.13	1.24	0.005
	Sulphide	1.13	1.18	0.043
	Total	1.26	1.19	0.048
1.5 g/t Au	Oxidized	0.01	1.63	0.000
	Sulphide	0.06	1.65	0.003
	Total	0.07	1.65	0.004

(1) It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3) Numbers may not add up, due to rounding.

(4) ‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

17.12 Block Model Validation

The models and database were checked for proper coding of drillhole intervals, composites and block model cells. A detailed visual validation of the Planes and Colinas block models was carried out in both sectional and plan views where grade interpolation into blocks was checked relative to composite values in drillholes. The checks showed good agreement between drillhole composites and block model grades.

See Figures 17.3, 17.4 and 17.5 for Planes deposit x-sections. See Figures 17.6 and 17.7 for Colinas deposit x-sections.

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Note that color codes in the following x-sections are as follows:

0.01 to 0.3 g/t Au = Yellow

0.3 to 0.5 g/t Au = Teal

0.5 to 1.0 g/t Au = Dark Blue

1.0 to 3.0 g/t Au = Purple

3.0 to 999 g/t Au = Red

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Figure 17.3

Planes Deposit cross-section 39550 N, Block Model Showing Gold Grades

200.00 Y
100.00 Y
0.00 Y
-100.00 Y
07PLRC-17
07PLRC-16
07PLRC-58
07PLRC-15
07PLRC-26
-50
0
50
100
150
Scale 1:2000
300.00 X
400.00 X
500.00 X
600.00 X
700.00 X
800.00 X
Not Found
PEDIMENT EXPLORATION LTD.
Los Planes Deposit
Vertical Section 39550_N
Vertical X-Section, Facing North
Created by: D.Laudrum Date: June 5, 2008

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Figure 17.4

Planes Deposit cross-section 39650_N, Block Model Showing Gold Grades

200.00 Y
100.00 Y
0.00 Y
-100.00 Y
300.00 X
400.00 X
500.00 X
600.00 X
700.00 X
800.00 X
07PLRC-03
07PLRC-02
07PLRC-14
07PLRC-01
07PLRC-04
07PLRC-60
SA97-120
SA97-123
-50
0
50
100
150
Scale 1:2000
Not Found
PEDIMENT EXPLORATION LTD.
Los Planes Deposit
Vertical Section 39650_N
Vertical X-Section, Facing North
Created by: D.Laudrum Date: June 5, 2008

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Figure 17.5

Planes Deposit cross-section 39750_N, Block Model Showing Gold Grades

200.00 Y
100.00 Y
0.00 Y
-100.00 Y
300.00 X
400.00 X
500.00 X
600.00 X
700.00 X
800.00 X
07PLRC-18
07PLRC-62
LCDD-18
07PLRC-19
LCDD-19
07PLRC-05
07PLRC-06
07PLRC-49
07PLRC-13
-50
0
50
100
150
Scale 1:2000
Not Found
PEDIMENT EXPLORATION LTD.
Los Planes Deposit
Vertical Section 39750_N
Vertical X-Section, Facing North
Created by: D.Laudrum Date: June 5, 2008

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Figure 17.6

Colinas Deposit cross-section 38400_N, Block Model Showing Gold Grades

300.00 Y
200.00 Y
100.00 Y
0.00 Y
0.00 X
100.00 X
200.00 X
300.00 X
400.00 X
500.00 X
LCDD-22
SA97-115
SA96-108
-50
0
50
100
150
Scale 1:2000
Not Found
PEDIMENT EXPLORATION LTD.
Las Colinas Deposit
Vertical Section 38400_N
Vertical X-Section, Facing North
Created by: D.Laudrum Date: June 5, 2008

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Figure 17.7

Colinas Deposit cross-section 38500_N, Block Model Showing Gold Grades

300.00 Y
200.00 Y
100.00 Y
0.00 Y
0.00 X
100.00 X
200.00 X
300.00 X
400.00 X
500.00 X
SA96-81
SA96-91
SA97-114
SA96-101
-50
0
50
100
150
Scale 1:2000
Not Found
PEDIMENT EXPLORATION LTD.
Las Colinas Deposit
Vertical Section 38500_N
Vertical X-Section, Facing North
Created by: D.Laudrum Date: June 5, 2008

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18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 General

Other than the description of Cut-Off Grades below, there is no other relevant data or information not described in previous sections.

18.1 Selection of Cut-Off Grades

DMBW has derived a cutoff grade of 0.40g/t Au for the resource estimation in Section 17 above. Lacking any determination of operating cost and revenues for Planes, as per a Floating Cone Evaluation, this selection of a cut off grade is only an initial general guideline for the Planes Inferred Resources. At this initial resource stage, the cutoff reflects the opinion of DMBW as regards the relative positioning of the Las Planes deposit with its peers.

The selection of a cutoff grade at this early stage of project development is a best estimate based on the known geometry and grade of the zone and on the material reviewed below. A Preliminary Economic Analysis, as recommended by DMBW, is needed to determine a more accurate cut-off grade.

DMBW reviewed a variety of breakeven cut-off grades used by operators of open-pit, heap-leach gold deposits and mines currently (or within the past 4 years), in operation, or in various stages of pre-feasibility, or feasibility studies. The deposits are all of the low-grade gold, or gold-equivalent, type; six are located in Mexico, and one, Mesquite, in California. They are described in general terms in this section and tabulated below.

The data is publicly available on either the companies’ websites, or on SEDAR and features the opinions of two companies, Metallica and Gammon Gold and by those of different independent geologists and engineers.

As shown in Table 18.1 the cut-offs range from 0.20g/t to 0.50g/t Au, the latter at Paredones as selected by Mine Development Associates (MDA). (see also Section 8.2) This deposit is a direct analogue of Planes but has only sulphide ore, thus reflecting the lower leach-recovery, and hence, the higher cut off grade.

In this study, DMBW have examined data for both Indicated and Inferred Mineral Resources in the determination of Cut-off grades for Mineral and Mining Reserves, which are normally lower than those for Resources, are excluded from the overall average, as they are derived with the benefit of a much greater reliability of data and costs.

The gold prices stated in the reports were selected by the engineers as suitable longer –term prices for forecasting project revenue; they show a dramatic rise from $350/oz in 2004 to $650/oz in 2007.

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DMBW examined gold prices published each six months by Kitco (www.kitco.com) a source used by engineers. From January 2004 to January 2008 the average six-month price rose from $425 to 850/oz (London Fix PM). The three year rolling (cumulative average) gold prices/oz for 2005, 2006, and 2007 were: $444.74, $603.46 and $695.39/oz respectively. The five year chart from May 2003 to May 2008 showed a shoulder at $650/oz from May 2006 to May 2007. From the above, a future longer term gold price in the range of $600 to $650/oz seems to be a reasonable assumption as at December 31, 2007.

The above-noted gold price trends have been considered by DMBW in their selection of this average cut-off grade of 0.36g/t Au, which has been marginally increased to 0.40g/t Au for the estimation of the Planes Inferred Mineral Resources.

Table 18.1 Cut-off Grades of Selected Open Pit Heap-leachable gold deposits

Note – resources include measured + indicated + inferred

Deposit or Mine and Company	Reserves + Resources MMT Engineer / year	Grade Au g/t	Cut off g/t +$/oz
El Chanate Capital Gold Corporation	39 Reserve 46 Resource IMC / 2007	0.66 0.71	0.3 $650
Cerro San Pedro Metallica	84.0 -2004 Company MD&A / 2007	0.93 0.375 Au eq.	0.2 $600 Ag10
Lluvia de Oro Columbia Metals	12.08 Giroux / 2006	0.71	0.1 0.5 1.0 $550
Mesquite Western Goldfields	156.0 oxide 45.9 sulphide IMC / 2006	0.62	0.2 ox 0.4s. $500
Paredones Amarillo Vista Gold	49 Reserve 61 Resource MDA / 2007	1.01 1.02	0.38 0.50 $550
Ocampo Gammon Gold	29.1 M+I resource 23.7 I resource 2004Company	0.30Au.13Ag 1.8Au, 93 Ag	0.3 $375
Mulatos Alamos Gold	31.9 Reserve 37.3 Resource M3/IMC / 2004	1.65 2.15	0.5 0.42 $350
AVERAGE			0.36

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19.0 INTERPRETATION AND CONCLUSIONS

At the current level of exploration DMBW believe that Pediment has developed an appropriate geological interpretation for estimation of mineral resources at both Planes and Colinas. There are well defined geological and grade domains with good vertical and lateral continuity, suitable for use as hard boundaries, when interpolating grades into the block models.

Quality assurance/quality control on blanks, standards and duplicates indicate that the assay data provided on the Planes Deposit is of sufficient quality to estimate a resource.

Gold assays from 73 holes at Planes and from 19 holes at Colinas were used to complete the resource estimates; composite length was two metres.

The Los Planes zone can be traced in the IP data for 600 metres north of Line 2,639,800N, or 400 metres beyond the most northerly holes, 07PLRC-08 and 07PLRC-42, thus justifying further exploration.

20.0 RECOMMENDATIONS AND BUDGET

20.1 Recommendations

DMBW recommends a further Exploration Program of infill vertical Reverse Circulation (‘RC’) and Core drilling at Planes in 2008 on a 50 x 50 metre grid within a quadrangle formed by coordinates 2639350-2640150 north and 598500-598800 east. The intention is to outline all significant mineralization within this (800 x 300) 240,000 square metre block, thus possibly increasing the inferred resource base, as a precursor to closer spaced drilling. This program would entail about 50 holes or about 10,000 metres.

Note 1: The extent of an increase in inferred resources, if any, is unknown at this time.

Note 2: It cannot be assumed that all, or any part of the present inferred mineral resource, would be upgraded to a higher category.

Continued exploration of the Concession lands is also recommended. The IP coverage should be expanded to detail survey the northern extension of the Los Planes zone, in addition to detailing the parallel zones found in 2007.

Pediment has noted, and DMBW concurs, that following this, the next major step in the development of the San Antonio project should be a Preliminary Economic Assessment (“PEA”).

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The PEA should include:

• Determination of gold recoveries in bottle roll tests from oxide, mixed and sulphide mineralization at Planes and Colinas. (in progress)

• Estimation of capital and operating costs for open pit mining and whole ore leach processing to determine appropriate cut-off grades.

• Preparation of a scoping study which would include a Floating Cone Evaluation.

• Preliminary environmental and water assessment

• Further consultation with village ejidos on the acceptability of mining the San Antonio gold deposits.

Depending on the results of that PEA, a program of additional drilling on 25 metre sections on the Planes gold deposit may be warranted, with the goal of increasing confidence in geological and grade continuity, to upgrade portions of the resource to an Indicated category.

Drill testing the IP anomaly extending for 400 m north of Los Planes and additional (definition) drilling at Colinas would be contingent on the results of the above program at Planes.

DMBW have not determined the cost of further programs beyond this stage.

20.2 Budget

The budget is developed from Pitalla cost estimates for the 2007 drilling and exploration program. In DMBW’s opinion the costs are reasonable.

The field program entails about 6 to 8 months of drilling, depending on drill progress, followed by a consolidation/compilation phase of 4 to 6 months, during which the Preliminary Economic Assessment will be completed and plans made for the next phase. The 2 month exploration IP survey includes preliminary and detail follow-up, interpretation and reporting. The estimated cost of the complete recommended program, including normal contingencies, is $1,962,000.

DMBW have not determined the cost of further programs beyond this stage.

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Table 20.1 Budget for Recommended Exploration and Evaluation Program

Note: Estimates are rounded numbers.

Category	Amount/no.	Unit cost US $	Total cost US $
Drilling RC/Core	50 holes x 200 10,000 m	$78 /m contractor cost	780,000
Assaying	$30/sample x 130	3,900 /hole	195,000
Geologists	3 for 9 months	13,000	117,000
Labour	17 workers	16,000 /month	134,000
Vehicles	2 4-WD Trucks	2,400 /month	29,000
Gen. expenses	12 months	20,000	240,000
Ejido rent	12 months	-	29,000
Property tax	-	-	18,000

SUBTOTAL			1,541,000

Contingency	15%	-	230,000
Bottle roll tests	44	360	16,000
P.E. Assessment	3 months	25,000	75,000
IP survey/report	40 days	2,500	100,000

TOTAL			1,962,000

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 65

21.0 REFERENCES

Alamos Gold Corp: 4th Quarter 2007 report “Results of Operations” Mulatos Mine.
ALS Chemex laboratories – www.als.com

*Aranda-Gomez, J. J., and Perez-Venzor, J. A, 1989, Estratigrafia del Complejo Cristalino de la Region de Todos Santos, Estado de Baja California Sur, Univ. Nal. Auton. Mexico Inst. Geologia Revista, Vol. 8, No. 2, pp 149-170.

*Aranda-Gomez, J. J., and Perez-Venzor, J.A., 1988, Estudio Geologico de Punta Coyotes, Baja California Sur, Univ. Nal. Auton. Mexico Inst. Geologia Revista, Vol. 7, No. 1, pp. 1-21.
Brown, H.G., 1998, Geology, Geophysics and Discovery of Shear Zone-Hosted Gold Resources, El Triunfo District, B.C.S., Mexico; Northwest Mining Assn. Bulletin, p 20 and p 28 illustrated.
Brown, H.G., 1998, Las Colinas Gold Project, Baja California Sur, Mexico, Echo Bay Company Report, unpublished, p 31.

*Bustamante-Garcia, Jorge (compilation editor), 2000, Geological-Mining Monograph of the State of Baja California Sur, Publication M-24e, p 232 with two map plates, Consejo Recursos Minerales division of Secretary de Comercio y Fomento Industrial, Federal Govt. Mexico, Mexico City, Distrito Federal.

Capital Gold Corporation: El Chanate Gold Mine Feasibility Study (2005), Independent Mining Consultants, Inc.

Carillo-Chavez, A., Huyck, H., Zentilli M., Griest, A., 1999, Age constraints on host rocks of Los Uvares gold deposit: Magmatic pulses in southernmost Baja California, Mexico, pp. 27-33, Geofisica Internacional, Vol. 38, No. 1.

Columbia Metals Corp: Technical Report (2006) Lluvia de Oro by Giroux and Associates.

Coyan, Joshua A., Busch, Melanie M., and Stephen J. Reynolds, 2007, Structural Setting of Hydrothermal Gold Deposits at Las Colinas, Baja California Sur -A Preliminary Summary, p. 30 including illustrations, Internal Corp. Report (PhD Students and Professor Reynolds at Arizona State Univ. Tempe, AZ).

Davis, George H., and Reynolds, Stephen J.,1984 & 1996, Structural Geology – Of Rocks and Regions, John Wiley and Sons Inc., p 776 including illustrations, 2nd Edition, New York, New York.
Gammon Gold Corp: Ocampo Deposit (2004) internal report by Company.
Gibson, P.C., Brown, H.G., and Wilson, J.L., 1996, A Shear Zone Hosted Gold Deposit

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 66

at Paredones Amarillos, Baja California Sur, Mexico; Abstract of Presentation.
Herdrick, Melvin A., 1998, Summary of Field Visit, La Paz Gold Districts, Baja California Sur, Phelps Dodge Trip Report Summary, p 14.
Kinross Gold Corporation: (2007) Letter agreement c. Pediment re provision of Las Colinas data.
Kuyper, B. (1996) Geologic Gold Resource Estimate, Las Colinas Prospect, BCS Mexico, for Echo Bay Exploration Ltd.
Metallica Resources Inc: Cerro San Pedro, internal Company report (2004) and independent Technical Report by Mine Development Associates (2007).
*Minera Penmont S. de R.L .de C.V. (Penoles-Newmont) 1988, Mina La Herradura, Sonora –Geologia del Yacimento, Guided Geology and Mine operations Tour.
Reynolds, John. (2006) Durango Geophysical Operations – Reconnaissance Induced Polarization (RIP) Survey Las Colinas Project Area.
Reynolds, John. (2007) Durango Geophysical Operations – Dipole-Dipole Induced Polarization Survey, Las Colinas Project Area.

Shaw, D.R., 1997, Las Colinas Project- Preliminary Metallurgical Characterization Test Work, Colorado Minerals Research Institute, Project Report No. 96-4018, Completed for Echo Bay; p 27 and Appendix p 60.

Stephens, J.E. (2006) Report to Pitalla on San Antonio Project.
Vista Gold Corp: Mine Development Associates (June 2007) Updated Technical Report Paredones Amarillos Project.
Wallis, S. (2004) Roscoe Postle Associates (RPA) Technical Report on Pitalla Properties, Mexico prepared for Skinny Technologies Inc.
Western Goldfields Inc: Technical Report/ Form 43 101-F1 (May 2006) Independent Mine Consultants Inc.

References Cited * Spanish

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 67

22.0 SIGNATURE PAGE

This report titled “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico”, with an effective date of December 31, 2007, prepared for Pediment Exploration Limited, and dated June 30, 2008 was prepared by the following two authors:

     “Ian S. Thompson”            Date:      June 30, 2008

Ian S. Thompson, P.Eng.

President,

Derry, Michener, Booth and Wahl Limited

     “Dave Laudrum”            Date:      June 30, 2008

Dave Laudrum, P. Geo.

Senior Geologist

Ashloo Consultants Ltd.

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 68

23.0 AUTHORS’ CERTIFICATES

Certificate of Qualifications for Ian S. Thompson

As one of the two authors of this report entitled “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico, for Pediment Exploration Limited”, as at December 31, 2007, and dated June 30, 2008, I, Ian S. Thompson, do hereby certify that:

1. I am the President of

Derry, Michener, Booth & Wahl Consultants Ltd.

2338 Marine Drive

West Vancouver, BC, Canada

V7V 1K8

2. I graduated with a degree in Honours Geological Sciences from the University of Toronto in 1959.

3.  I am and have been a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia since 1971.As well, I am a member in good standing of other technical associations and societies including,

Life Member, Society of Economic Geologists.

Retired Fellow, Association of Applied Geochemists

Life Member, Canadian Institute of Mining and Metallurgy.

Life Member, Prospectors and Developers Association of Canada.

Life Member, Association for Mineral Exploration BC.

4. I have practiced my profession continually since 1959.

5. I am responsible for Sections 1 through 16 and 18, 19 and 20 of the Technical Report as well as for the preparation of the Technical Report. I visited the San Antonio property and the offices of Pediment’s wholly –owned Mexican subsidiary, Cia. Minera Pitalla, S.A. de C.V. in Hermosillo, during the period December 12-17, 2007.

6. I have read National Instrument 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. This technical report has been prepared in compliance with NI 43-101.

7. I have had no prior involvement with the mineral property in question.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 69

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

Dated this 30th day of June, 2008

“Ian S. Thompson”

(signed)     Ian S. Thompson .

Signature of Qualified Person

I. S. Thompson, P.Eng..    (Professional Seal)

Name of Qualified Person

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 70

Certificate of Qualifications for Dave Laudrum

I, Dave Laudrum, a Senior Geologist with Ashloo Consultants Ltd, 26–1200 Edgewater Drive, Squamish, British Columbia, email: dlaudrum@ashloo.com, do hereby certify that:

1. I am one of the 2 co-authors of the report entitled “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico”, dated June 30, 2008. I am responsible for the Mineral Resource Estimate in Section 17 of the report. That mineral resource is reported based on cutoff grades and economic parameters produced by my co-author in Section 18 of the report.

2. I carried out this assignment as a sub-contractor to Derry Michener Booth & Wahl Consultants Ltd, 2338 Marine Drive, West Vancouver, BC.

3. hold the following academic qualification:

B.Sc, Specialization in Geology, Lakehead University, 1987.

4. I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia; as well, I am a member in good standing of other technical associations and societies, including:

Fellow of the Geological Association of Canada.

Member of the Society of Economic Geologists.

Member of the Canadian Institute of Mining and Metallurgy.

Member of the Prospectors and Developers Association of Canada.

  Member of the Association for Mineral Exploration BC.

5. I have worked in the minerals industry for over 20 years on a variety of mine production and exploration projects with Junior and Senior companies and as a Consultant. I have held senior management roles ranging from Project Manager, to Senior Mine Geologist to VP Project Development, to President and Director of a public mining exploration company. My experience includes mineral exploration, advanced exploration and mine development, underground mine production, mineral resource estimation, Pre-Feasibility and Feasibility Studies, permitting and environmental compliance. I have managed or consulted on precious and base metal projects in a variety of geological, and business, environments in North America, Central and South America, the Caribbean, Asia, and Europe.

6. I have read National Instrument 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. This technical report has been prepared in compliance with NI 43-101.

7. I have not visited the San Antonio project.

8. I have had no prior involvement with the mineral property in question.

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 71

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10.  I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

Dated this 30th day of June, 2008

(signed)     ‘Dave Laudrum’ .

Signature of Qualified Person

Dave Laudrum, P.Geo.    (Professional Seal)

Name of Qualified Person

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 72

APPENDIX 1. (List of Drill Hole intersections used in the Mineral Resource Estimates for the Los Planes and Las Colinas Zones)

Drill hole intercepts - Los Planes Zones
HOLE-ID	ZONE	FROM	TO	LENGTH	AU
07PLRC-01	ZONE_B	18.29	36.58	18.29	1.50
	ZONE_A	92.96	149.35	56.39	1.65
07PLRC-02	ZONE_A	43.59	109.12	65.53	0.94
07PLRC-03	ZONE_A	56.44	116.06	59.62	1.53
07PLRC-04	ZONE_B	57.30	78.64	21.34	1.21
	ZONE_A	106.07	177.70	71.63	1.52
07PLRC-05	ZONE_B	74.07	156.36	82.29	1.05
	ZONE_A	171.60	189.89	18.29	3.79
07PLRC-07	ZONE_A	218.24	299.31	81.07	3.64
07PLRC-09	ZONE_A	155.75	232.56	76.81	2.15
07PLRC-10	ZONE_A	241.71	255.36	13.65	1.41
07PLRC-11	ZONE_A	100.89	177.09	76.20	0.70
	ZONE_A	210.62	244.14	33.52	1.05
07PLRC-12	ZONE_A	79.86	111.86	32.00	2.80
07PLRC-13	ZONE_A	66.14	107.29	41.15	0.91
07PLRC-14	ZONE_A	24.99	82.91	57.92	0.51
07PLRC-15	ZONE_B	11.28	18.90	7.62	0.88
	ZONE_A	53.95	70.71	16.76	0.67
07PLRC-16	ZONE_B	17.37	43.28	25.91	0.57
	ZONE_A	93.57	172.82	79.25	1.31
07PLRC-17	ZONE_B	78.33	104.24	25.91	1.47
	ZONE_A	127.10	207.87	80.77	1.05
07PLRC-18	ZONE_B	172.82	235.20	62.38	1.20
	ZONE_A	238.35	262.74	24.39	0.71
07PLRC-19	ZONE_B	20.42	67.67	47.25	0.34
07PLRC-20	ZONE_B	20.42	79.86	59.44	1.92
	ZONE_A	87.48	172.82	85.34	1.37
07PLRC-21	ZONE_A	38.71	148.44	109.73	1.57
07PLRC-22	ZONE_B	50.60	64.28	13.68	0.50
	ZONE_A	90.13	106.20	16.07	1.09
	ZONE_A	138.76	170.69	31.92	0.12
07PLRC-23	ZONE_B	18.56	35.28	16.72	0.75
	ZONE_A	48.96	80.88	31.92	1.04
	ZONE_A	81.10	100.16	19.05	0.16
07PLRC-24	ZONE_B	38.59	64.43	25.84	0.82
	ZONE_A	103.95	205.79	101.84	0.87
07PLRC-25	ZONE_B	15.36	16.69	1.33	0.01
	ZONE_A	64.28	152.44	88.16	2.44
07PLRC-26	ZONE_A	41.36	47.44	6.08	0.97
07PLRC-27	ZONE_A	62.74	73.38	10.64	1.99
07PLRC-28	ZONE_A	85.52	111.36	25.84	1.66
07PLRC-29	ZONE_A	64.36	122.12	57.76	1.13
07PLRC-31	ZONE_B	40.00	74.96	34.96	1.42
07PLRC-31	ZONE_A	90.16	129.68	39.52	1.38

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 73

07PLRC-32	ZONE_B	6.46	15.58	9.12	1.31
	ZONE_A	49.02	70.30	21.28	0.90
07PLRC-33	ZONE_A	143.78	201.34	57.56	1.39
07PLRC-34	ZONE_A	63.09	133.72	69.10	1.41
07PLRC-35	ZONE_A	81.38	132.73	51.35	0.67
07PLRC-36	ZONE_A	95.10	146.91	51.81	1.26
07PLRC-37	ZONE_A	116.26	155.22	38.95	1.24
07PLRC-38	ZONE_A	104.24	229.21	124.97	1.00
07PLRC-40	ZONE_A	81.38	177.18	95.80	0.91
07PLRC-41	ZONE_A	128.63	177.39	48.76	1.49
07PLRC-43	ZONE_B	43.27	63.08	19.81	1.23
	ZONE_A	102.70	238.34	135.64	1.02
07PLRC-45	ZONE_A	32.61	67.69	35.08	0.84
07PLRC-46	ZONE_A	20.42	52.43	32.01	1.01
07PLRC-47	ZONE_A	26.52	48.52	22.00	0.65
07PLRC-48	ZONE_B	14.33	79.86	65.53	0.83
	ZONE_A	87.48	134.72	47.24	2.26
07PLRC-49	ZONE_A	55.47	98.15	42.67	1.53
07PLRC-50	ZONE_B	146.90	149.96	3.06	0.91
	ZONE_A	171.31	273.41	102.10	1.34
07PLRC-51	ZONE_B	82.91	134.72	51.81	1.43
	ZONE_A	157.58	207.88	50.30	1.88
07PLRC-52	ZONE_B	38.71	73.76	35.05	0.56
	ZONE_A	102.72	149.96	47.24	1.15
07PLRC-53	ZONE_B	109.73	138.68	28.95	0.44
	ZONE_A	150.88	216.41	65.53	0.41
07PLRC-54	ZONE_B	44.20	48.43	4.23	4.15
	ZONE_B	50.84	51.82	0.98	1.00
	ZONE_A	117.35	140.21	22.86	1.04
07PLRC-55	ZONE_B	27.43	29.68	2.25	2.94
	ZONE_B	31.68	36.58	4.90	0.69
	ZONE_A	64.01	85.34	21.33	0.31
07PLRC-56	ZONE_A	125.58	131.67	6.09	0.69
07PLRC-57	ZONE_B	15.36	16.55	1.19	0.02
	ZONE_A	46.33	102.72	56.39	1.12
07PLRC-58	ZONE_B	21.95	26.52	4.57	0.48
	ZONE_A	75.29	146.91	71.62	1.47
07PLRC-59	ZONE_B	90.53	95.10	4.57	1.45
	ZONE_A	124.05	239.88	115.83	1.66
07PLRC-60	ZONE_B	90.53	117.96	27.43	2.77
	ZONE_A	174.35	224.65	50.29	0.65
07PLRC-62	ZONE_B	123.40	180.44	57.04	3.65
	ZONE_A	192.63	234.06	41.43	1.11
07PLRC-63	ZONE_A	287.12	323.70	36.58	0.62
07PLRC-65	ZONE_A	273.41	305.41	32.00	0.78
07PLRC-67	ZONE_A	38.71	61.58	22.86	0.88
07PLRC-68	ZONE_A	114.91	178.92	64.01	1.65

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 74

07PLRC-69	ZONE_B	14.33	70.44	56.11	0.26
	ZONE_A	90.53	119.48	28.95	1.47
07PLRC-70	ZONE_B	24.99	55.34	30.34	0.66
	ZONE_A	70.71	104.24	33.53	0.74
07PLRC-71	ZONE_B	47.85	63.09	15.24	0.63
	ZONE_A	99.54	174.04	74.50	0.15
07PLRC-72	ZONE_B	30.36	53.56	23.20	0.02
	ZONE_A	84.34	192.57	108.22	0.81
07PLRC-73	ZONE_B	116.43	133.20	16.77	3.68
	ZONE_A	162.15	212.45	50.30	0.75
LCDD-18	ZONE_B	108.20	186.08	77.88	1.37
LCDD-19	ZONE_B	42.98	114.00	71.02	0.77
LCDD-20	ZONE_A	59.13	96.62	35.66	0.25
LCW-24	ZONE_B	34.14	51.82	17.68	0.55
SA97-111	ZONE_B	120.00	163.50	43.50	0.48
	ZONE_A	193.50	243.86	50.36	0.43
SA97-112	ZONE_B	22.50	52.50	30.00	0.68
	ZONE_A	63.59	83.50	19.91	0.50
SA97-116	ZONE_A	228.74	246.31	17.57	0.46
SA97-120	ZONE_B	113.21	141.00	27.79	1.26
	ZONE_A	169.50	226.50	57.00	0.69
SA97-123	ZONE_B	229.50	238.50	9.00	0.72
	ZONE_A	307.50	360.00	52.50	0.68

Drill hole intercepts - Las Colinas Zone
HOLE-ID	FROM	TO	LENGTH	AU
LCDD-09	48.16	81.08	32.92	1.23
LCDD-11	32.77	57.91	25.14	1.09
LCDD-12	76.81	113.39	36.58	0.75
LCDD-13	29.57	44.93	15.36	0.57
LCDD-22	120.09	156.06	35.97	0.75
SA96-100	19.50	48.00	28.50	0.94
SA96-101	162.00	192.00	30.00	0.92
SA96-102	115.50	144.00	28.50	0.93
SA96-106	190.50	210.00	19.50	0.86
SA96-108	184.50	217.50	33.00	0.47
SA96-81	37.50	75.00	37.50	0.83
SA96-82	72.00	91.50	19.50	1.28
SA96-89	151.50	199.50	48.00	0.72
SA96-91	133.50	169.50	36.00	1.47
SA96-92	33.00	61.50	28.50	0.55
SA96-97	124.50	153.00	28.50	1.06
SA96-98	120.00	154.50	34.50	1.08
SA97-114	94.50	114.00	19.50	0.82
SA97-115	27.00	91.50	64.50	0.54

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 75

APPENDIX 2. (Figures and Tables)

PEDIMENT EXPLORATION LIMITED
Figure 10.3.1
Apparent Resistivity
dipole-dipole data Las Colinas
DMBW Consultants Ltd
June, 2008
N

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 76

PEDIMENT EXPLORATION LIMITED
Figure 10.3.2
Observed polarization data
from RIP Survey
DMBW Consultants Ltd
June, 2008
N

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 77

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 78

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 79

San Antonio Project

STD Analysis Performance Chart

PEDIMENT EXPLORATION LTD.

SG31

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
ppm Au
1.10
1.080
1.05
1.00
0.95
0.912
0.90
0.85
0.80
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
Data
GU07109342 07PLRC-39
Req. Nov 07 Had to send more
material
CH07114107, 07PLRC-42
Requested Nov 07
GU07110370, 07PLRC-40
Requested Nov 07
GU07130147, 07PLRC-57
Requested Jan 02
HE07132725, 07PLRC-59
Requested Dec 03
HE07144585, 07PLRC-67
Requested Jan 02
HE07123898, 07PLRC-54
Req. Nov 15 Had to send more
material
GU07107982, 07PLRC-33
Req. Nov 07
HE07123896, 07PLRC-52
Requested Nov 14
HE07144584, 07PLRC-66
Req. Jan 10
HE07129881, 07PLRC-56
Req. Nov 17, Had to send more
material
GU07121929, 07PLRC-50
Requested Dec 28
GU07110371, 07PLRC-41
Req. Nov 07 Had to send more
material
HE07123897, 07PLRC-53
Req. Nov 17 Had to send more
material
Green = solved problems.
Red = samples being reassayed.

Figure 14.3.1

QA/QC: Standard SG31

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 80

San Antonio Project

STD Analysis Performance Chart

OXC58

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
0.23
0.22
0.21
0.20
0.19
0.18
0.17
ppm Au
0
10
20
30
40
Data
GU07107982, 07PLRC-33
Req. Nov-07
HE07123897, 07PLRC-53
Req. Nov-17
Green = solved problems.
Red = samples being reassayed.

Figure 14.3.2

QA/QC: Standard OXC58

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 81

San Antonio Project

STD Analysis Performance Chart

OXD43

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
0.50
0.45
0.40
0.35
0.30
ppm Au
0
10
20
30
40
50
60
70
80
90
100
Data
Green = solved problems.
Red = samples being reassayed.

Figure 14.3.3

QA/QC: Standard OXD43

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 82

San Antonio Project

STD Analysis Performance Chart

OXD57

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
0.46
0.449
0.44
0.42
0.40
0.38
0.377
0.36
ppm Au
0
5
10
15
20
25
30
35
40
Data
HE07132726, 07PLRC58
Requested Dec 07
Had to send more material
HE07136812, 07PLRC60
Requested Dec 10
Sample out of
significative depth
HE07144584, 07PLRC-66
Req. Jan 10
Green = solved problems.
Red = samples being reassayed.

Figure 14.3.4

QA/QC: Standard OXD57

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 83

San Antonio Project

Blank Analysis Performance Chart

PEDIMENT EXPLORATION LTD.

BLK

Allowed Upper Limit
BLANK Reading
ppm Au
Data
0.015
DH LCDD-11, Sample LCDD-11-23333
GU07103226, 07PLRC-29, Req. Nov 05
GU07108019, 07PLRC-36 Requested Nov 21
GU07119989, 07PLRC51 Requested Jan 10
GU07121929, 07PLRC50 Requested Dec 28
HE07132725, 07PLRC59 Requested Dec 03
HE07154471, 07PLRC73 Requested Jan 24
HE07132725, 07PLRC59 Requested Dec 03
CH07114109, 07PLRC-43 Requested Nov 07
HE07132726, 07PLRC58 Requested Dec 03
CH07092986, 07PLRC-13, error out of significative DH depth
GU07121929, 07PLRC50 Requested Dec 28
GU07109341, 07PLRC-38, Requested Nov 07 Had to send more sample.
HE07129880, 07PLRC-55 Requested Nov 21
HE07143446, 07PLRC65 Requested Dec 28

Figure 14.4

QA/QC: Blanks Chart

Green = solved problems.
Red = samples being reassayed.

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 84

Table 14.7 Comparison Acme Labs and ALS Chemex Geochem. results.

				(Original)	(Check assay)
	DEPTH			Chemex	AcmeLabs
DH	From (m)	To (m)	Sample	Au (g/t)	Au (g/t)
07PLRC-50	53.95	55.47	144239	0.263	0.12
	STD-OXC58		144240	0.195	0.39
	55.47	57.00	144241	0.021	0.005
	57.00	58.52	144242	0.0025	0.005
	58.52	60.05	144243	0.0025	0.005
	145.39	146.91	144306	0.268	0.37
	146.91	148.44	144307	1.17	0.67
	148.44	149.96	144308	0.647	0.55
	149.96	151.49	144309	0.073	0.11
	BLK		144310	0.008	0.005
	188.06	189.59	144337	1.465	1.46
	189.59	191.11	144338	1.07	1.14
	191.11	192.63	144339	1.315	1.52
	BLK		144340	0.013	0.005
	192.63	194.16	144341	1.44	1.28
07PLRC-52	64.62	66.14	144717	0.884	0.54
	66.14	67.67	144718	0.147	0.11
	67.67	69.19	144719	0.686	0.72
	BLK		144720	0.0025	0.005
	69.19	70.71	144721	0.838	0.6
	131.67	133.20	144766	0.984	0.99
	133.20	134.72	144767	0.515	0.48
	134.72	136.25	144768	1.18	1.36
	136.25	137.77	144769	0.773	0.71
	STD-SG31		144770	0.942	0.97
	204.83	206.35	144819	0.022	0.03
	DUPLICATE		144820	0.032	0.03
	206.35	207.87	144821	0.03	0.02
	207.87	209.40	144822	0.016	0.02
	209.40	210.92	144823	0.009	0.005
07PLRC-13	11.28	12.80	307668	0.0025	0.06
	12.80	14.33	307669	0.0025	0.14
	STD-OXD43		307670	0.387	0.41
	14.33	15.85	307671	0.0025	0.52
	15.85	17.37	307672	0.0025	0.41
	64.62	66.14	307707	0.045	0.04
	66.14	67.67	307708	1.21	0.95
	67.67	69.19	307709	1.765	1.69
	BLK		307710	0.0025	0.005
	69.19	70.71	307711	0.952	0.85
	95.10	96.62	307729	0.332	0.39
	STD-OXD43		307730	0.442	0.41
	96.62	98.15	307731	0.392	0.28

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 85

07PLRC-13	98.15	99.67	307732	0.802	0.81
	99.67	101.19	307733	2.07	2.03
07PLRC-20	BLK		308452	0.0025	0.005
	28.04	29.57	308453	0.552	0.28
	29.57	31.09	308454	1.87	1.92
	31.09	32.61	308455	0.983	0.52
	32.61	34.14	308456	41.5	37.95
	105.77	107.29	308509	0.841	0.8
	107.29	108.81	308510	0.713	0.65
	108.81	110.34	308511	0.839	0.9
	BLK		308512	0.006	0.005
	110.34	111.86	308513	0.014	0.005
	148.44	149.96	308540	7.245	5.37
	149.96	151.49	308541	3.19	2.34
	BLK		308542	0.0025	0.005
	151.49	153.01	308543	2.77	2.11
	153.01	154.53	308544	1.16	1.23
07PLRC-25	12.60	14.12	309066	0.139	0.12
	STD-OXD43		309067	0.406	0.41
	14.12	15.64	309068	0.01	0.005
	15.64	17.16	309069	0.013	0.005
	17.16	18.68	309070	0.007	0.005
	64.28	65.80	309104	3.14	2.73
	65.80	67.32	309105	0.961	0.66
	67.32	68.84	309106	0.268	0.38
	BLK		309107	0.0025	0.005
	68.84	70.36	309108	3.15	3.4
	90.12	91.64	309123	7.66	7.59
	91.64	93.16	309124	0.822	0.68
	93.16	94.68	309125	1.655	1.49
	94.68	96.20	309126	1.115	1.16
	STD-SG31		309127	1.01	0.98
07PLRC-27	23.22	24.74	309286	0.014	0.01
	24.74	26.26	309287	0.022	0.03
	26.26	27.78	309288	0.027	0.02
	BLK		309289	0.0025	0.005
	27.78	29.30	309290	0.026	0.07
	65.78	67.30	309317	5.69	5.82
	67.30	68.82	309318	2.19	1.03
	BLK		309319	0.0025	0.005
	68.82	70.34	309320	0.75	0.78
	70.34	71.86	309321	0.868	0.76
	134.18	135.70	309367	0.0025	0.005
	135.70	137.22	309368	0.0025	0.005
	STD-SG31		309369	0.985	0.98

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 86

07PLRC-27	137.22	138.74	309370	0.0025	0.005
	138.74	140.26	309371	0.048	0.06
07PLRC-35	25.91	27.43	310266	0.013	0.005
	BLK		310267	0.005	0.005
	27.43	28.96	310268	0.031	0.04
	28.96	30.48	310269	0.012	0.01
	30.48	32.00	310270	0.012	0.005
	79.86	81.38	310305	0.194	0.21
	81.38	82.91	310306	0.258	0.27
	DUPLICATE		310307	0.359	0.39
	82.91	84.43	310308	0.535	0.78
	84.43	85.95	310309	0.32	0.35
	122.53	124.05	310336	0.402	0.39
	DUPLICATE		310337	0.41	0.46
	124.05	125.58	310338	0.386	0.98
	125.58	127.10	310339	1.465	0.91
	127.10	128.63	310340	0.93	0.78
07PLRC-41	52.20	53.72	311163	0.007	0.005
	53.72	55.25	311164	0.017	0.01
	55.25	56.77	311165	0.014	0.005
	56.77	58.29	311166	0.02	0.005
	DUPLICATE		311167	0.019	0.005
	108.81	110.34	311204	0.769	0.43
	110.34	111.86	311205	0.025	0.02
	111.86	113.39	311206	0.01	0.005
	STD-OXC58		311207	0.183	0.4
	113.39	114.91	311208	0.011	0.005
	BLK		311217	0.009	0.005
	127.10	128.63	311218	0.011	0.005
	128.63	130.15	311219	3.49	3.12
	130.15	131.67	311220	4.51	4.37
	131.67	133.20	311221	3.06	2.92
07PLRC-55	STD-OXD57		416176	0.403	0.41
	13.72	15.24	416177	0.013	0.005
	15.24	16.76	416178	0.016	0.01
	16.76	18.29	416179	0.031	0.05
	18.29	19.81	416180	0.513	0.47
	64.01	65.53	416213	0.697	0.71
	65.53	67.06	416214	0.8	0.9
	67.06	68.58	416215	0.149	0.18
	BLK		416216	0.007	0.005
	68.58	70.10	416217	0.474	0.82
	118.87	120.40	416253	0.688	0.64
	120.40	121.92	416254	1.44	1.2
	121.92	123.44	416255	0.522	0.54

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 87

07PLRC-55	DUPLICATE		416256	0.618	0.59
	123.44	124.97	416257	0.069	0.06
07PLRC-63	67.67	69.19	424093	0.0025	0.005
	BLK		424094	0.0025	0.005
	69.19	70.71	424095	0.0025	0.005
	70.71	72.24	424096	0.018	0.005
	72.24	73.76	424097	0.137	0.12
	131.67	133.20	424140	11.85	14.35
	133.20	134.72	424141	4.94	0.005
	134.72	136.25	424142	1.425	1.86
	136.25	137.77	424143	0.834	0.04
	STD-OXD57		424144	0.929	0.4
	297.79	299.31	424261	0.855	0.61
	299.31	300.84	424262	0.237	0.03
	300.84	302.36	424263	1.66	1.27
	STD-SG31		424264	0.939	0.98
	302.36	303.89	424265	0.586	0.61

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 88

Appendix 3. (Documents)

ALS Laboratory Group
ANALYTICAL CHEMISTRY & TESTING SERVICES

Minerals Division - ALS Chemex

February 15, 2008

Compañia Minera Pitalla S.A. de C.V.
Blvd. Progreso y Solidaridad 628
Plaza Puesta del Sol local 12 Col. Pilares
Hermosillo, Sonora
83117
Mexico

Via Electronic Mail

ATTENTION: Alberto Orozco

Dear Mr. Orozco,

RE: ALS Chemex Quality Issues at Reno Laboratory

In response to your request, I have attached a short report regarding the QC issues Minera Pitalla has experienced with sample batches analyzed at our Reno laboratory, and the actions we are taking to address them.

I have raised this issue with senior management and quality improvement has been made the number one priority for our Reno lab. Some steps we have taken to date:

- New fire assay tools have been implemented which reduce the possibility of sample mix-up.
- We are reviewing the fire assay process so that all procedures at all labs in North America are done using the same procedures. Many of these have been completed.
- We have appointed Fire Assay and Analytical section managers who have been given the responsibility for reviewing the detailed processes of each department, making improvements to and ensuring standard operating procedures are adhered to.
- An experienced Vancouver Fire Assay supervisor was sent to Reno to work with all shifts to observe practices and make recommendations for improvements.

As part of our Quality program I monitor all quality issues on a continual basis and will be evaluating the progress and effectiveness of the changes we have implemented. If you have any questions please do not hesitate to contact me or Erin Miller at our Vancouver office.

Yours sincerely

Michele Ramshaw
Quality Systems Manager – North America

CC: Steve Armstrong, Erin Miller

ALS Canada Ltd.
Part of the **ALS Laboratory Group**
212 Brooksbank Ave. North Vancouver, BC V7J 2C1
Phone: +1 604 984 0221 Fax: +1 604 984 0218 **www.alschemex.com**
A Campbell Brothers Limited Company

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 89

Blank Failures

A number of Minera Pitalla blanks have reported elevated gold results in recent months. All re-assays returned results in the expected range, indicating errors on the initial analysis.

An in depth audit of the entire fire assay process was done to determine the reason for the elevated results and we have identified two root causes.

1) We have traced some of the instances to sample mix-ups during the fire assay fusion/cupellation processes. This category includes the two following samples:

    - GU07103226: Sample 309535 originally reporting 0.676 ppm with re-run <0.005 ppm Au.
    - GU07108019: Sample 07PLRC36-310369 originally reporting 0.819 ppm with re-run <0.005 ppm Au.

    As previously discussed, we have addressed this by implementing some new tools which will help minimize sample switches, as well as reviewing standard operating procedures and providing re-training of staff.

2) We have identified the source of some minor carryover in the fire assay fusion process. The system has been corrected and tested and we are confident that this will not be a problem going forward. Examples of samples which were likely affected by this are:

    - HE07129880: Sample 07PLRC55-416246 (original Au ppm 0.020 ppm)
    - HE07132726: Sample 416702 (original Au ppm 0.036 ppm)

Standard Failures

Minera Pitalla has experienced QC standard failures with Au reporting, on average, 10-15% low.

We have performed a detailed audit of all fusion and analytical records associated with these failures and a review of internal quality control samples. Because the repeat analyses of the surrounding samples compare favourably while the standards normally return higher results we do not believe there is an analytical error. We are currently investigating why our normal fire assay fluxing procedure in Reno is not giving full recovery on these standards and are performing some tests between Vancouver and Reno. I will update you once we have more information from these tests.

Minera Pitalla QC
February 15, 2008
Page 2 of 2

Derry, Michener, Booth & Wahl Consultants Ltd.  Page 90

ALS Laboratory Group
ANALYTICAL CHEMISTRY & TESTING SERVICES

Mineral Division – ALS Chemex

January 29, 2008

Alberto Orozco
Compañía Minera Pitalla S.A. de C.V.
Boulevard Progreso y Solidaridad 628
Plaza Puesta del Sol, Local 12
Col. Pilares
Hermosillo, Sonora 83117

Dear Alberto,

As you have requested, I am writing this letter to delineate the situation that led to our suggestion that you consider having us change the analytical laboratory for Minera Pitalla's gold analysis, from our Vancouver lab, to our Reno lab.

As you know, 2007 was a very busy year for exploration in North America. In Mexico, we set new records for sample volumes nearly every month from January forward. By summer, the total sample volume being processed in Vancouver had reached a level that was causing severe delays in processing reports.

By the end of September, Vancouver had such a large backlog of samples that it was taking up to six weeks, once the samples were prepared and in Vancouver, to get the fire assay analysis processed. The Reno lab was producing finalized results in ten days or less, at that time.

During a conversation, by telephone, you and I were discussing possible solutions to the long turnaround time, and I mentioned that there was the option to send splits of the samples to Reno, for the gold analysis, and another split from the same original pulp, to Vancouver, for the ICP analysis.

We also discussed the fact that, although Reno may produce finished gold results in much less time, the certificate of assay would not be finalized until the Vancouver lab completed the ICP analysis. This would have prevented Minera Pitalla from publishing the gold results as finalized assays, because a report is not finalized until all procedures required on that report are completely done. This is what brought us to the decision to create two separate reports on each set of samples. The first report was to include the sample preparation and analysis of gold. Subsequently, a separate report would be created, to analyze the ICP package, from a split of the pulp from the original report, for each sample in the original report.

This made it possible to release the gold results as soon as they were complete, without waiting for the ICP analysis to be finalized. Vancouver was also taking six weeks or more to process ICP analyses at the time.

I should mention that this was not a completely isolated situation. There have been other companies that request that we split their analyses between two labs, for various reasons, in the past, and we still have clients whose samples are processed this way.

Cordially,

Steve Armstrong
Manager, Mexico Operations.

ALS Chemex de México
Part of the ALS Laboratory Group
Ignacio Salazar 688, Local 5, Fracc. Los Viñedos
Hermosillo, Sonora, Mexico 83147
Phone: (52) (662) 218 4403 Fax: (52) (662) 218 4487 www.alschemex.com
A Campbell Brothers Limited Company

Certificate of Qualified Person  1

Certificate of Qualifications for Ian S. Thompson

As one of the two authors of this report entitled “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico, for Pediment Exploration Limited”, as at December 31, 2007, and dated June 30, 2008, I, Ian S. Thompson, do hereby certify that:

1. I am the President of

Derry, Michener, Booth & Wahl Consultants Ltd.

2338 Marine Drive

West Vancouver, BC, Canada

V7V 1K8

2. I graduated with a degree in Honours Geological Sciences from the University of Toronto in 1959.

3. I am and have been a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia since 1971.As well, I am a member in good standing of other technical associations and societies including,

Life Member, Society of Economic Geologists.

Retired Fellow, Association of Applied Geochemists

Life Member, Canadian Institute of Mining and Metallurgy.

Life Member, Prospectors and Developers Association of Canada.

Life Member, Association for Mineral Exploration BC.

4. I have practiced my profession continually since 1959.

5. I am responsible for Sections 1 through 16 and 18, 19 and 20 of the Technical Report as well as for the preparation of the Technical Report. I visited the San Antonio property and the offices of Pediment’s wholly –owned Mexican subsidiary, Cia. Minera Pitalla, S.A. de C.V. in Hermosillo, during the period December 12-17, 2007.

6. I have read National Instrument 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. This technical report has been prepared in compliance with NI 43-101.

7. I have had no prior involvement with the mineral property in question.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Certificate of Qualified Person  2

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

Dated this 30th day of June, 2008

“Ian S. Thompson”

(signed)     Ian S. Thompson .

Signature of Qualified Person

I. S. Thompson, P.Eng..    (Professional Seal)

Name of Qualified Person

Certificate of Qualified Person  3

Certificate of Qualifications for Dave Laudrum

I, Dave Laudrum, a Senior Geologist with Ashloo Consultants Ltd, 26–1200 Edgewater Drive, Squamish, British Columbia, email: dlaudrum@ashloo.com, do hereby certify that:

1. I am one of the 2 co-authors of the report entitled “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico”, dated June 30, 2008. I am responsible for the Mineral Resource Estimate in Section 17 of the report. That mineral resource is reported based on cutoff grades and economic parameters produced by my co-author in Section 18 of the report.

2. I carried out this assignment as a sub-contractor to Derry Michener Booth & Wahl Consultants Ltd, 2338 Marine Drive, West Vancouver, BC.

3. hold the following academic qualification:

B.Sc, Specialization in Geology, Lakehead University, 1987.

4.  I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia; as well, I am a member in good standing of other technical associations and societies, including:

Fellow of the Geological Association of Canada.

Member of the Society of Economic Geologists.

Member of the Canadian Institute of Mining and Metallurgy.

Member of the Prospectors and Developers Association of Canada.

  Member of the Association for Mineral Exploration BC.

5. I have worked in the minerals industry for over 20 years on a variety of mine production and exploration projects with Junior and Senior companies and as a Consultant. I have held senior management roles ranging from Project Manager, to Senior Mine Geologist to VP Project Development, to President and Director of a public mining exploration company. My experience includes mineral exploration, advanced exploration and mine development, underground mine production, mineral resource estimation, Pre-Feasibility and Feasibility Studies, permitting and environmental compliance. I have managed or consulted on precious and base metal projects in a variety of geological, and business, environments in North America, Central and South America, the Caribbean, Asia, and Europe.

6. I have read National Instrument 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. This technical report has been prepared in compliance with NI 43-101.

7. I have not visited the San Antonio project.

Certificate of Qualified Person  4

8. I have had no prior involvement with the mineral property in question.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

Dated this 30th day of June, 2008

(signed)     ‘Dave Laudrum’ .

Signature of Qualified Person

Dave Laudrum, P.Geo.    (Professional Seal)

Name of Qualified Person

Consent of Author 1

CONSENT OF AUTHOR

TO: TSX Venture Exchange

Alberta Securities Commission

British Columbia Securities Commission

Re: Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico (the “Report”) dated June 30th, 2008 prepared for Pediment Exploration Ltd. (the “Company”) by Ian S. Thompson, P.Eng., Pres. Derry, Michener, Booth & Wahl Consultants Ltd. and by Dave Laudrum, P.Geo., Senior Geologist Ashloo Consultants Limited.

I am co-author of the report and pursuant to National Instrument 43-101:

1. I consent to the public filing of the report by the Company with the stock exchanges listed above.

2. I consent to the inclusion of extracts from the Report, in the news releases issued by the company on June 16, 2008; and

3. I confirm that I have read the said news release and that it fairly and accurately represents the information in the report.

Dated this 8th day of July, 2008.

(signed) ‘Dave Laudrum’

Signature of Qualified Person

Dave Laudrum, P.Geo. (Professional Seal)

Name of the Qualified Person

Consent of Author 2

CONSENT OF AUTHOR

TO: TSX Venture Exchange

Alberta Securities Commission

British Columbia Securities Commission

Re: Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico (the “Report”) dated June 30th, 2008 prepared for Pediment Exploration Ltd. (the “Company”) by Ian S. Thompson, P.Eng., Pres. Derry, Michener, Booth & Wahl Consultants Ltd. and by Dave Laudrum, P.Geo., Senior Geologist Ashloo Consultants Limited.

I am co-author of the report and pursuant to National Instrument 43-101:

1. I consent to the public filing of the report by the Company with the stock exchanges listed above.

2. I consent to the inclusion of extracts from the Report, in the news releases issued by the company on June 16, 2008; and

3. I confirm that I have read the said news release and that it fairly and accurately represents the information in the report.

Dated this 8th day of July, 2008.

(signed) Ian S. Thompson

Signature of Qualified Person

I.S. Thompson, P.Eng. (Professional Seal)

Name of the Qualified Person

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: July 21, 2008                 By /s/ Gary Freeman

                                                      Gary Freeman, President/CEO/Director